SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential plc Full Year 2012 - EEV

European Embedded Value (EEV) basis results

Operating profit based on longer-term investment returnsnote (i)

Results analysis by business area
	Note	2012 £m	2011 £m
			note (v)
Asia operations
New business	2	1,266	1,076
Business in force	3	694	688
Long-term business		1,960	1,764
Eastspring investments		75	80
Development expenses		(7)	(5)
Total		2,028	1,839
US operations
New business	2	873	815
Business in force	3	737	616
Long-term business		1,610	1,431
Broker-dealer and asset management		39	24
Total		1,649	1,455
UK operations
New business	2	313	260
Business in force	3	553	593
Long-term business		866	853
General insurance commission		33	40
Total UK insurance operations		899	893
M&G		371	357
Total		1,270	1,250
Other income and expenditure
Investment return and other income		13	22
Interest payable on core structural borrowings		(280)	(286)
Corporate expenditure		(231)	(219)
Unwind of expected asset management marginnote (ii)		(56)	(53)
Total		(554)	(536)
RPI to CPI inflation measure change on defined benefit pension schemesnote (iii)		-	45
Solvency II implementation costsnote (iv)		(50)	(56)
Restructuring costsnote (iv)		(22)	(19)
Operating profit based on longer-term investment returnsnote (i)		4,321	3,978
Analysed as profits (losses) from:
New business	2	2,452	2,151
Business in force	3	1,984	1,897
Long-term business		4,436	4,048
Asset management		485	461
Other results		(600)	(531)
Total		4,321	3,978

Notes

(i)   EEV basis operating profit based on longer-term investment returns excludes the recurrent items of short-term fluctuations in investment returns, the mark to market value movements on core borrowings, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, and the effect of changes in economic assumptions. In addition for 2012, operating profit excludes the gain arising on the acquisition of REALIC and the dilution of the Group's holding in PPM South Africa. The amounts for these items are included in total EEV profit attributable to shareholders. The Company believes that operating profit, as adjusted for these items, better reflects underlying performance. Profit before tax and basic earnings per share include these items together with actual investment returns.

(ii)  The value of future profits or losses from asset management and service companies that support the Group's covered insurance businesses are included in the profits for new business and the in-force value of the Group's long-
       term business. The results of the Group's asset management operations include the profits from the management of internal and external funds. For EEV basis reporting, Group shareholders' other income is adjusted to deduct the unwind of the expected margin for the year arising from the management of the assets of the covered business (as defined in note 1(a)) by the Group's asset management businesses. The deduction is on a basis consistent with that used for projecting the results for covered insurance business. Group operating profit accordingly includes the variance between actual and expected profit in respect of management of the covered business assets.

(iii) During 2011 the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflected the UK Government's decision to replace the basis of indexation from RPI with CPI. This resulted in a credit to operating profit for 2011 on an IFRS basis of £42 million and an additional £3 million recognised on the EEV basis.

(iv) Restructuring costs comprise the charge of £(19) million recognised on an IFRS basis and an additional £(3) million recognised on the EEV basis for the shareholders' share of restructuring costs incurred by the PAC with-
       profits fund. Solvency II implementation costs comprise the charge of £(48) million recognised on an IFRS basis and an additional £(2) million recognised on the EEV basis.

(v) The comparative results have been prepared using previously reported average exchange rates for the year.

Summarised consolidated income statement
	Note	2012 £m	2011 £m
Operating profit based on longer-term investment returns
Asia operations		2,028	1,839
US operations		1,649	1,455
UK operations:
UK insurance operations		899	893
M&G		371	357
		1,270	1,250
Other income and expenditure		(554)	(536)
RPI to CPI inflation measure change on defined benefit pension schemes		-	45
Solvency II implementation costs		(50)	(56)
Restructuring costs		(22)	(19)
Operating profit based on longer-term investment returns		4,321	3,978
Short-term fluctuations in investment returns	6	538	(907)
Mark to market value movements on core borrowings	10	(380)	(14)
Shareholders' share of actuarial and other gains and losses on defined benefit
pension schemes	7	62	23
Effect of changes in economic assumptions	8	(16)	(158)
Gain on dilution of Group's holdings	4	42	-
Gain on acquisition of REALIC	5	453	-
Profit before tax attributable to shareholders (including actual
investment returns)		5,020	2,922
Tax attributable to shareholders' profit	12	(1,207)	(776)
Profit for the year		3,813	2,146

Attributable to:
Equity holders of the Company		3,813	2,142
Non-controlling interests		-	4
Profit for the year		3,813	2,146

Earnings per share (in pence)
	Note	2012 £m	2011 £m
Based on operating profit including longer-term investment returns, after related tax and non-controlling interests of £3,176 million
(2011: £2,930 million)	13	125.0 p	115.7 p
Based on profit after tax and non-controlling interests of £3,813 million
(2011: £2,142 million)	13	150.1 p	84.6 p

Dividends per share (in pence)
	2012 £m	2011 £m
Dividends relating to reporting year:
Interim dividend	8.40 p	7.95 p
Final dividend	20.79 p	17.24 p
Total	29.19 p	25.19 p
Dividends declared and paid in reporting year:
Current year interim dividend	8.40 p	7.95 p
Final dividend for prior year	17.24 p	17.24 p
Total	25.64 p	25.19 p

Movement in shareholders' equity (excluding non-controlling interests)
	Note	2012 £m	2011 £m
Profit for the year attributable to equity shareholders		3,813	2,142
Items taken directly to equity:
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year		(467)	(90)
Related tax		(2)	(68)
Dividends		(655)	(642)
New share capital subscribed		17	17
Reserve movements in respect of share-based payments		42	44
Treasury shares:
Movement in own shares in respect of share-based payment plans		(13)	(30)
Movement in Prudential plc shares purchased by unit trusts
consolidated under IFRS		36	(5)
Mark to market value movements on Jackson assets backing surplus and required capital:
Mark to market value movements arising during the year		53	96
Related tax		(18)	(34)
Net increase in shareholders' equity	11	2,806	1,430
Shareholders' equity at beginning of year (excluding non-controlling interests)	11	19,637	18,207
Shareholders' equity at end of year (excluding non-controlling interests)	11	22,443	19,637

	31 December 2012 £m			31 December 2011 £m
Comprising:	Long-term business operations	Asset management and other operations	Total	Long-term business operations	Asset management and other operations	Total
Asia operations:
Net assets of operations	9,462	207	9,669	8,510	211	8,721
Acquired goodwill	239	61	300	235	61	296
	9,701	268	9,969	8,745	272	9,017
US operations:
Net assets of operations	6,032	108	6,140	5,082	113	5,195
Acquired goodwill	-	16	16	-	16	16
	6,032	124	6,156	5,082	129	5,211
UK insurance operations:
Net assets of operations	6,772	25	6,797	6,058	29	6,087
M&G:
Net assets of operations	-	392	392	-	229	229
Acquired goodwill	-	1,153	1,153	-	1,153	1,153
	-	1,545	1,545	-	1,382	1,382
	6,772	1,570	8,342	6,058	1,411	7,469
Other operations:
Holding company net borrowings
at market value	-	(2,282)	(2,282)	-	(2,188)	(2,188)
Other net assets	-	258	258	-	128	128
	-	(2,024)	(2,024)	-	(2,060)	(2,060)
Shareholders' equity at end of year
(excluding non-controlling interests)	22,505	(62)	22,443	19,885	(248)	19,637
Representing:
Net assets (liabilities)	22,266	(1,292)	20,974	19,650	(1,478)	18,172
Acquired goodwill	239	1,230	1,469	235	1,230	1,465
	22,505	(62)	22,443	19,885	(248)	19,637

	2012	2011
Net asset value per share (in pence)
Based on EEV basis shareholders' equity of £22,443 million (2011: £19,637 million)	878 p	771 p
Number of issued shares at year end (millions)	2,557	2,548

Return on embedded value*	16%	16%
* Return on embedded value is based on EEV operating profit after related tax and non-controlling interests, as shown in note 13, as a percentage of opening EEV basis shareholders' equity.

Summary statement of financial position
		31 December	31 December
	Note	2012 £m	2011 £m**
Total assets less liabilities, before deduction for insurance funds		274,863	243,207
Less insurance funds:*
Policyholder liabilities (net of reinsurers' share) and unallocated
surplus of with-profits funds		(264,504)	(234,643)
Less shareholders' accrued interest in the long-term business		12,084	11,073
		(252,420)	(223,570)
Total net assets	11	22,443	19,637

Share capital		128	127
Share premium		1,889	1,873
IFRS basis shareholders' reserves		8,342	6,564
Total IFRS basis shareholders' equity	11	10,359	8,564
Additional EEV basis retained profit	11	12,084	11,073
Total EEV basis shareholders' equity (excluding non-controlling interests)	11	22,443	19,637
* Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

**  For IFRS reporting purposes, the Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the IFRS elements and additional EEV basis shareholders' interest for the comparative results for 2011 have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied. This has resulted in a reallocation of £553 million for 2011 from IFRS basis shareholders' reserves to shareholders' accrued interest in the long-term business, with no overall effect on the EEV basis results.

Notes on the EEV basis results

1 Basis of preparation, methodology and accounting presentation

The EEV basis results have been prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in May 2004 and expanded by the Additional Guidance on EEV disclosures published in October 2005. Where appropriate, the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles. The EEV basis results for 2012 and 2011 have been derived from the EEV basis results supplement to the Company's statutory accounts for 2012. Except for the consequential effects of the change in accounting policy for deferred acquisition costs for IFRS reporting, as described in the footnotes to the summary statement of financial position, the 2011 results have been derived from the EEV basis results supplement to the Company's statutory accounts for 2011. The supplement included an unqualified audit report from the auditors.

(a) Covered business
The EEV results for the Group are prepared for 'covered business', as defined by the EEV Principles. Covered business represents the Group's long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The EEV basis results for the Group's covered business are then combined with the IFRS basis results of the Group's other operations. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management.

The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition.

With two principal exceptions, covered business comprises the Group's long-term business operations. The principal exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and for the presentational treatment of the financial position of the Group's principal defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS), as described in note 1(c)(vi). A small amount of UK group pensions business is also not modelled for EEV reporting purposes.
SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

(b) Methodology
(i) Embedded value
Overview
The embedded value is the present value of the shareholders' interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders' interest in the Group's long-term business comprises:

• present value of future shareholder cash flows from in-force covered business (value of in-force business), less deductions for:
- the cost of locked-in required capital;
- the time value of cost of options and guarantees;
• locked-in required capital; and
• shareholders' net worth in excess of required capital (free surplus).

The value of future new business is excluded from the embedded value.

Notwithstanding the basis of presentation of results (as explained in note 1(c)(iv)) no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit before tax. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items (as explained in note 1(c)(i)).

Valuation of in-force and new business
The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency and mortality. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

Best estimate assumptions
Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

Principal economic assumptions
The EEV basis results for the Group's operations have been determined using economic assumptions where the long-term expected rates of return on investments and risk discount rates are set by reference to year end rates of return on government bonds.

Expected returns on equity and property asset classes and corporate bonds are derived by adding a risk premium, based on the Group's long-term view, to the risk-free rate.

The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the year.

New business
In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option.

The contribution from new business represents profits determined by applying operating assumptions as at the end of the year.

For UK immediate annuity business and single premium Universal Life products in Asia, primarily Singapore, the new business contribution is determined by applying economic assumptions reflecting point of sale market conditions. This is consistent with how the business is priced as crediting rates are linked to yields on specific assets and the yield locked-in when the assets are purchased at the point-of-sale of the policy. For other business within the Group, end of period economic assumptions are used.

New business profitability is a key metric for the Group's management of the development of the business. In addition, new business margins are shown by reference to annual premium equivalents (APE) and the present value of new business premiums (PVNBP) and are calculated as the ratio of the value of new business profit to APE and PVNBP. APE are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBP are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

Valuation movements on investments
With the exception of debt securities held by Jackson, investment gains and losses during the year (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the year and shareholders' equity as they arise.

The results for any covered business conceptually reflect the aggregate of the IFRS results and the movements on the additional shareholders' interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on the IFRS basis.

However, in determining the movements on the additional shareholders' interest, the basis for calculating the Jackson EEV result acknowledges that, for debt securities backing liabilities, the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that broadly speaking, are held for the longer-term.

Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for Jackson securities classified as available-for-sale, movements in unrealised appreciation on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders' equity.

Cost of capital
A charge is deducted from the embedded value for the cost of capital supporting the Group's long-term business. This capital is referred to as required capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (net of tax) on the capital.

The annual result is affected by the movement in this cost from year-to-year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of required capital.

Financial options and guarantees
Nature of financial options and guarantees in Prudential's long-term business
Asia operations
Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK business broadly apply to similar types of participating contracts principally written in the PAC Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions.

US operations (Jackson)
The principal financial options and guarantees in Jackson are associated with the fixed annuity and variable annuity (VA) lines of business.

Fixed annuities provide that, at Jackson's discretion, it may reset the interest rate credited to policyholders' accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.0 per cent to 5.5 per cent for 2012 and 2011, depending on the particular product, jurisdiction where issued, and date of issue. For 2012 86 per cent (2011: 85 per cent) of the account values on fixed annuities are for policies with guarantees of 3 per cent or less. The average guarantee rate is 2.8 per cent for 2012 and 2011.

Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.

Jackson issues VA contracts where it contractually guarantees to the contract holder either: a) return of no less than total deposits made to the contract adjusted for any partial withdrawals; b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable at specified dates during the accumulation period (Guaranteed Minimum Withdrawal Benefit (GMWB)), as death benefits (Guaranteed Minimum Death Benefits (GMDB)) or as income benefits (Guaranteed Minimum Income Benefits (GMIB)). These guarantees generally protect the policyholder's value in the event of poor equity market performance. Jackson hedges the GMDB and GMWB guarantees through the use of equity options and futures contracts, and fully reinsures the GMIB guarantees.

Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns would be of a similar nature to those described above for fixed annuities.

UK insurance operations
For covered business the only significant financial options and guarantees in the UK insurance operations arise in the with-profits fund.

With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses - annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The with-profits fund also held a provision on the Pillar I Peak 2 basis of £47 million at 31 December 2012 (31 December 2011:
£90 million) to honour guarantees on a small number of guaranteed annuity option products.

The only material guaranteed surrender values relate to investments in the PruFund range of with-profits funds. For these products the policyholder can choose to pay an additional management charge.  In return, at the selected guarantee date, the fund will be increased if necessary to a guaranteed minimum value (based on the initial investment adjusted for any prior withdrawals). The with-profits fund held a reserve of £52 million at 31 December 2012 (31 December 2011: £59 million) in respect of this guarantee.

The Group's main exposure to guaranteed annuity options in the UK is through the non-covered business of SAIF. A provision on the Pillar I Peak 2 basis of £371 million was held in SAIF at 2012 (2011: £370 million) to honour the guarantees. As described in note 1(a) above, the assets and liabilities are wholly attributable to the policyholders of the fund. Therefore the movement in the provision has no direct impact on shareholders.

Time value
The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value).

Where appropriate, a full stochastic valuation has been undertaken to determine the time value of the financial options and guarantees.

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in notes 17(iv),(v) and (vi).

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to investment allocation decisions, levels of reversionary and terminal bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.

In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management which explains how regular and final bonus rates within the discretionary framework are determined, subject to the general legislative requirements applicable.

(ii) Level of required capital
In adopting the EEV Principles, Prudential has based required capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models but, when applying the EEV Principles, Prudential does not take credit for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the required capital requirements. For shareholder-backed business the following capital requirements apply:

• Asia operations: the level of required capital has been set at the higher of local statutory requirements and the economic capital requirement;
• US operations: the level of required capital has been set to an amount at least equal to 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the
Company Action Level (CAL); and
• UK insurance operations: the capital requirements are set at the higher of Pillar I and Pillar II requirements for shareholder-backed business of UK insurance operations as a whole.

(iii) Allowance for risk and risk discount rates
Overview
Under the EEV Principles, discount rates used to determine the present value of future cash flows are set equal to risk-free rates plus a risk margin. The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect differences in market risk inherent in each product group. The risk discount rate so derived does not reflect an overall Group market beta but instead reflects the expected volatility associated with the cash flows for each product category in the embedded value model.

Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.

The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.

Market risk allowance
The allowance for market risk represents the beta multiplied by an equity risk premium. Except for UK shareholder-backed annuity business (as explained below) such an approach has been used for all of the Group's businesses.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. These are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return it is possible to derive a product specific beta.
Product level betas reflect the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Additional credit risk allowance
The Group's methodology is to allow appropriately for credit risk. The allowance for total credit risk is to cover:

•     expected long-term defaults;
•     credit risk premium (to reflect the volatility in downgrade and default levels); and
•     short-term downgrades and defaults.

These allowances are initially reflected in determining best estimate returns and through the market risk allowance described above. However, for those businesses which are largely backed by holdings of debt securities these allowances in the projected returns and market risk allowances may not be sufficient and an additional allowance may be appropriate.

The practical application of the allowance for credit risk varies depending upon the type of business as described below.

Asia operations
For Asia operations, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance are sufficient. Accordingly no additional allowance for credit risk is required.

In 2012 the basis of determining projected rates of return for holdings of corporate bonds was refined so as to comprise the risk-free rate plus an assessment of long-term spread over the risk-free rate. Previously market spreads at the reporting date, rather than long-term spreads, were applied. The main effects of this change are for holdings in Hong Kong, Korea, Malaysia and Singapore. The new basis aligns with the approach for UK with-profit holdings of corporate bonds and, more generally, is consistent with the use of long-term risk premiums for holdings of other categories of investments across the Group's operations.

US operations (Jackson)
For Jackson business, the allowance for long-term defaults is reflected in the Risk Margin Reserve (RMR) charge which is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate.

The risk discount rate incorporates an additional allowance for credit risk premium and short-term downgrades and defaults. In determining this allowance a number of factors have been considered. These factors, in particular, include:

•    How much of the credit spread on debt securities represents an increased credit risk not reflected in the RMR long-term default assumptions, and how much is liquidity premium (which is the premium required by investors to compensate for the risk of longer-term investments which cannot be easily converted into cash, and converted at the fair market value). In assessing this effect, consideration has been given to a number of approaches to estimating the liquidity premium by considering recent statistical data; and

•    Policyholder benefits for Jackson fixed annuity business are not fixed. It is possible in adverse economic scenarios to pass on a component of credit losses to policyholders (subject to guarantee features) through lower investment return rates credited to policyholders. Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate.

After taking these and related factors into account and based on market conditions, the risk discount rate for general account business includes an additional allowance of 150 basis points (2011: 200 basis points) for credit risk. For VA business, the additional allowance has been set at one-fifth (equivalent to 30 basis points (2011: 40 basis points)) of the non-VA business to reflect the proportion of the VA business that is allocated to holdings of general account debt securities. The level of the additional allowance is assessed at each reporting period to take account of prevailing credit conditions and as the business in force alters over time.

The level of allowance differs from that for UK annuity business for investment portfolio differences and to take account of the management actions available in adverse economic scenarios to reduce crediting rates to policyholders, subject to guarantee features of the products.

UK operations
(1) Shareholder-backed annuity business
For Prudential's UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows.

In the annuity MCEV calculations, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential's assessment of the expected return on the assets backing the annuity liabilities after allowing for expected long-term defaults, a credit risk premium, an allowance for a 1 notch downgrade of the portfolio subject to credit risk and an allowance for short-term defaults. For the purposes of presentation in the EEV results, the results on this basis are reconfigured. Under this approach the projected earned rate of return on the debt securities held is determined after allowing for expected long-term defaults and, where necessary, an additional allowance for an element of short-term downgrades and defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium, 1 notch downgrade and the remaining element of short-term downgrade and default allowances are incorporated into the risk margin included in the discount rate, as shown in note 17(iii).

(2) With-profits fund non-profit annuity business
For UK non-profit annuity business including that written by Prudential Annuities Limited (PAL) the basis for determining the aggregate allowance for credit risk is consistent with that applied for UK shareholder-backed annuity business (as described above). The allowance for credit risk in PAL is taken into account in determining the projected cash flows to the with-profits fund, which are in turn discounted at the risk discount rate applicable to all of the projected cash flows of the fund.

(3) With-profits fund holdings of debt securities
The UK with-profits fund holds debt securities as part of its investment portfolio backing policyholder liabilities and unallocated surplus. The assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

Allowance for non-diversifiable non-market risks
The majority of non-market and non-credit risks are considered to be diversifiable. Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been applied.

A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group's businesses. For the Group's US business and UK business other than shareholder-backed annuity, no additional allowance is necessary. For UK shareholder-backed annuity business a further allowance of 50 basis points is used to reflect the longevity risk which is of particular relevance. For the Group's Asia operations in China, India, Indonesia, Philippines, Taiwan, Thailand and Vietnam, additional allowances are applied for emerging market risk ranging from 100 to 250 basis points.

(iv) With-profits business and the treatment of the estate
The proportion of surplus allocated to shareholders from the PAC with-profits fund has been based on the present level of 10 per cent. The value attributed to the shareholders' interest in the estate is derived by increasing final bonus rates (and related shareholder transfers) so as to exhaust the estate over the lifetime of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Similar principles apply, where appropriate, for other with-profits funds of the Group's Asia operations.

(v) Debt capital
Core structural debt liabilities are carried at market value. As the liabilities are generally held to maturity or for the long-term, no deferred tax asset or liability has been established on the difference, compared to the IFRS carrying value. Accordingly, no deferred tax credit or charge is recorded in the results for the reporting period in respect of the mark to market value adjustment.

(vi) Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year end rates of exchange. The purpose of translating the profits and losses at average exchange rates, notwithstanding the fact that EEV profit represents the incremental value added on a discounted cash flow basis, is to maintain consistency with the methodology applied for IFRS basis reporting.

(c) Accounting presentation
(i) Analysis of profit before tax
To the extent applicable, the presentation of the EEV profit for the year is consistent with the basis that the Group applies for analysis of IFRS basis profits before shareholder taxes between operating and non-operating results. Operating results reflect the underlying results including longer-term investment returns (which are determined as described in note 1(c)(ii) below) and incorporate the following:

• new business contribution, as defined in note 1(b)(i);
• unwind of discount on the value of in-force business and other expected returns, as described in note 1(c)(iv) below;
• the impact of routine changes of estimates relating to non-economic assumptions, as described in note 1(c)(iii) below; and
• non-economic experience variances, as described in note 1(c)(v) below.

Non-operating results comprise the recurrent items of short-term fluctuations in investment returns, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, the mark to market value movements on core borrowings and the effect of changes in economic assumptions.

In addition, for 2012 the gain recognised on the acquisition of REALIC and the gain on dilution of the Group holding's in PPM South Africa have been shown separately from operating profits based on longer-term investment returns.

(ii) Operating profit
For the investment element of the assets covering the net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rate of return. These expected returns are calculated by reference to the asset mix of the portfolio. For the purpose of calculating the longer-term investment return to be included in the operating result of the PAC with-profits fund of UK operations, where assets backing the liabilities and unallocated surplus are subject to market volatility, asset values at the beginning of the reporting period are adjusted to remove the effects of short-term market movements as explained in note 1(c)(iv) below.

For the purpose of determining the long-term returns for debt securities of US operations for fixed annuity and other general account business, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of end of year risk-free rates and equity risk premium. For US variable annuity separate account business, operating profit includes the unwind of discount on the opening value of in-force adjusted to reflect end of year projected rates of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity.

For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may, from time to time, take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the projected yield on the asset portfolio and the allowance for default risk. The net effect of these changes is included in the result for the year.

(iii) Effect of changes in operating assumptions
Operating profit includes the effect of changes to operating assumptions on the value of in-force at the end of the period. For presentational purposes, the effect of change is delineated to show the effect on the opening value of in-force with the experience variance being determined by reference to the end of period assumptions.

(iv) Unwind of discount and other expected returns
The unwind of discount and other expected returns is determined by reference to the value of in-force business, required capital and surplus assets at the start of the period as adjusted for the effect of changes in economic and operating assumptions reflected in the current period.

For UK insurance operations the amount included within operating results based on longer-term investment returns represents the unwind of discount on the value of in-force business at the beginning of the period (adjusted for the effect of current period assumption changes), the unwind of discount on additional value representing the shareholders' share of smoothed surplus assets retained within the PAC with-profits fund (as explained in note 1(c)(ii) above), and the expected return on shareholders' assets held in other UK long-term business operations. Surplus assets retained within the PAC with-profits fund are smoothed for this purpose to remove the effects of short-term investment volatility from operating results. In the summary statement of financial position and for total profit reporting, asset values and investment returns are not smoothed. At 31 December 2012 the shareholders' interest in the smoothed surplus assets used for this purpose only, were £121 million lower (31 December 2011: £39 million higher) than the surplus assets carried in the statement of financial position.

(v) Operating experience variances
Operating profits include the effect of experience variances on non-economic assumptions, which are calculated with reference to the embedded value assumptions at the end of the reporting year, such as persistency, mortality and morbidity, expenses and other factors. Further details of these assumptions are shown in notes 17(vii),(viii) and (ix).

(vi) Pension costs
Profit before tax
Movements on the shareholders' share of surpluses (to the extent not restricted by IFRIC 14) and deficits of the Group's defined benefit pension schemes adjusted for contributions paid in the year are recorded within the income statement. Consistent with the basis of distribution of bonuses and the treatment of the estate described in notes 1(b)(i) and (iv), the shareholders' share incorporates 10 per cent of the proportion of the financial position attributable to the PAC with-profits fund. The financial position is determined by applying the requirements of IAS 19.

Actuarial and other gains and losses of defined benefit pension schemes
For the Group's defined benefit pension schemes the EEV results reflect the IAS 19 position booked for IFRS reporting. Consistent with this approach, to the extent of recognition of any surplus, the actuarial and other gains and losses include:

• the difference between actual and expected return on the scheme assets;
• experience gains and losses on scheme liabilities;
• the impact of altered economic and other assumptions on the discounted value of scheme liabilities; and
• for pension schemes where the IAS 19 position reflects a deficit funding obligation, actuarial and other gains and losses includes the movement in estimates of deficit funding requirements.

In addition, this item includes the effect of partial recognition of the Prudential Staff Pension Scheme surplus that arose in 2012. This partial recognition reflects the impact of the 5 April 2011 triennial valuation that was completed in 2012. Under that valuation there was sufficient actuarial surplus to permit a reduction in employer contributions to the minimum level under the trust deed rules, thereby allowing recoverability of part of the surplus in future years.

These items are recorded in the income statement but, consistent with the IFRS basis of presentation, are excluded from operating results based on longer-term investment returns.

(vii) Effect of changes in economic assumptions
Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related change in the time value of cost of option and guarantees, are recorded in non-operating results.

(viii) Taxation
The profit for the year for covered business is in most cases calculated initially at the post-tax level. The post-tax profit for covered business is then grossed up for presentation purposes at the rates of tax applicable to the countries and periods concerned. In the UK the rate applied for 2012 is 23 per cent (2011: 25 per cent). For Jackson, the US federal tax rate of 35 per cent is applied to gross up movements on the value of in-force business. The overall tax rate includes the impact of tax effects determined on a local regulatory basis. For Asia, similar principles apply subject to the availability of taxable profits. Tax payments and receipts included in the projected cash flows to determine the value of in-force business are calculated using rates that have been substantively enacted by the end of the reporting period. Possible future changes of rate are not anticipated. See note 17(ix) for further details.

(ix) Inter-company arrangements
The EEV results for covered business incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF (which is not covered business) to PRIL. In addition, the analysis of free surplus and value of in-force business takes account of the impact of contingent loan arrangements between Group companies.

(x) Foreign exchange rates
Foreign currency results have been translated as discussed in note 1(b)(vi), for which the principal exchange rates are as follows:

Local currency: £	Closing rate at 31 Dec 2012	Average rate for 2012	Closing rate at 31 Dec 2011	Average rate for 2011	Opening rate at 1 Jan 2011
China	10.13	10.00	9.78	10.37	10.32
Hong Kong	12.60	12.29	12.07	12.48	12.17
India	89.06	84.70	82.53	74.80	70.01
Indonesia	15,665.76	14,842.01	14,091.80	14,049.41	14,106.51
Korea	1,740.22	1,785.07	1,790.32	1,775.98	1,776.86
Malaysia	4.97	4.89	4.93	4.90	4.83
Singapore	1.99	1.98	2.02	2.02	2.01
Taiwan	47.20	46.88	47.06	47.12	45.65
Vietnam	33,875.42	33,083.59	32,688.16	33,139.22	30,526.26
US	1.63	1.58	1.55	1.60	1.57

2 Analysis of new business contribution

	2012 £m
			Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	Pre-tax new business contribution
	New business premiums					New business margin
	Single	Regular				(APE ) %	(PVNBP) %
Asia operations	1,568	1,740	1,897	10,544	1,266	67	12.0
US operations	14,504	12	1,462	14,600	873	60	6.0
UK insurance operations	6,286	207	836	7,311	313	37	4.3
Total	22,358	1,959	4,195	32,455	2,452	58	7.6

	2011 £m
			Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	Pre-tax new business contribution
	New business premiums					New business margin
	Single	Regular				(APE) %	(PVNBP) %
Asia operations	1,456	1,514	1,660	8,910	1,076	65	12.1
US operations	12,562	19	1,275	12,720	815	64	6.4
UK insurance operations	4,871	259	746	6,111	260	35	4.3
Total	18,889	1,792	3,681	27,741	2,151	58	7.8

	New business contribution £m
	2012	2011
Asia operations:
China	26	27
Hong Kong	210	218
India	19	20
Indonesia	476	314
Korea	26	43
Taiwan	48	28
Other	461	426
Total Asia operations	1,266	1,076

3 Operating profit from business in force

(i)  Group Summary

	2012 £m				2011 £m
	Asia operations	US operations	UK insurance operations	Total	Asia operations	US operations	UK insurance operations	Total
	note (ii)	note (iii)	note (iv)		note (ii)	note (iii)	note (iv)
Unwind of discount and other expected returns	599	412	482	1,493	613	349	485	1,447
Effect of changes in operating assumptions*	20	35	87	142	10	14	79	103
Experience variances and other items	75	290	(16)	349	65	253	29	347
Total	694	737	553	1,984	688	616	593	1,897
* as shown below

(ii)  Asia operations
	2012 £m	2011 £m
Unwind of discount and other expected returnsnote (a)	599	613
Effect of changes in operating assumptions:
Mortality and morbiditynote (b)	94	126
Persistency and withdrawalsnote (c)	(34)	(140)
Expensenote (d)	(48)	11
Other	8	13
	20	10
Experience variance and other items:
Mortality and morbiditynote (e)	57	58
Persistency and withdrawalsnote (f)	50	10
Expensenote (g)	(30)	(31)
Other note (h)	(2)	28
	75	65
Total Asia operations	694	688

Notes

(a)   The decrease in unwind of discount and other expected returns of £(14) million from £613 million in 2011 to £599 million in 2012 mainly reflects the £(43) million effect of lower risk discount rates driven by the reduction in interest rates, partly offset by the £29 million effect of the growth in the opening in-force value (adjusted for assumption changes), on which the discount rates are applied.

(b)   The credit of £94 million in 2012 for mortality and morbidity assumption changes primarily reflects mortality improvements in Hong Kong and Singapore and revised assumptions for critical illness business in Singapore in line with recent experience. In 2011, the £126 million reflected £69 million arising in Malaysia, £33 million in Indonesia and a net £24 million for other operations.

(c)   The charge of £(140) million for 2011 principally arose in Malaysia for partial withdrawals. The 2012 charge reflects a number of offsetting items including further adjustments to partial withdrawals in Malaysia.

(d) The charge of £(48) million for expense assumption changes in 2012 principally arises in Malaysia and reflects changes to the pension entitlements of agents.

(e)   The favourable effect of mortality and morbidity experience in 2012 of £57 million (2011: £58 million) reflects continued better than expected experience, principally arising in Hong Kong, Indonesia, Malaysia and Singapore.

(f) The positive persistency and withdrawals experience variance of £50 million in 2012 (2011: £10 million) reflects a combination of favourable experience in Hong Kong and Indonesia.

(g)   The negative expense experience variance of £(30) million in 2012 (2011: £(31) million) principally reflects expense overruns for operations which are currently sub-scale (China, Malaysia Takaful and Taiwan) and in India where the business model is being adapted in response to the regulatory changes introduced in recent years.

(h)   The charge of £(2) million in 2012 for other items reflects the broadly offsetting effects of the realised gain on the sale of the Group's 7.74 per cent stake in China Life of Taiwan and charges for other non-recurrent items.

(iii) US operations
	2012 £m	2011 £m
Unwind of discount and other expected returnsnote (a)	412	349
Effect of changes in operating assumptions:
Persistencynote (b)	45	29
Variable annuity (VA) feesnote (c)	(19)	24
Mortalitynote (d)	33	(36)
Othernote (e)	(24)	(3)
	35	14
Experience variances and other items:
Spread experience variancenote (f)	205	152
Amortisation of interest-related realised gains and lossesnote (g)	91	84
Other	(6)	17
	290	253
Total US operations	737	616

Notes

(a) The increase in unwind of discount and other expected returns of £63 million from £349 million for 2011 to £412 million for 2012 includes the £67 million effect of the increase in opening value of in-force business (after economic assumption changes), an impact of £19 million relating to the post-acquisition unwind of discount for REALIC, partly offset by the £(23) million effect of lower risk discount rates driven by the 0.1 per cent  reduction in the 10-year US treasury rate together with the decrease in additional allowance for credit risk as explained in note 1(b) (iii).

(b) The effect of changes in persistency assumptions of £45 million in 2012 primarily relate to VA business.

(c) The effect of the change of assumption for VA fees represents the capitalised value of the change in the projected level of policyholder advisory fees, which vary according to the current size and mix of VA funds.

(d)  The credit of £33 million in 2012 for the effect of updated mortality assumptions principally relates to life business, representing a credit of £86 million for the modelling of projected mortality improvement, partially offset by a charge of £(53) million for other regular mortality updates to reflect recent experience.

In 2011 the charge of £(36) million for updated mortality assumptions primarily arose on variable annuity business.

(e)  The charge of £(24) million in 2012 for other operating assumption changes includes a charge of £(12) million for the impact of altered assumptions for Guaranteed Minimum Withdrawal Benefit utilisation and £(12) million for other items.

(f)  The spread assumption for Jackson is determined on a longer-term basis, net of provision for defaults. The spread experience variance in 2012 of £205 million (2011: £152 million) includes the positive effect of transactions undertaken to more closely match the overall asset and liability duration.

(g)  The amortisation of interest-related gains and losses reflects the fact that when bonds that are neither impaired nor deteriorating are sold and reinvested there will be a consequent change in the investment yield. The realised gain or loss is amortised into the result over the period when the bonds would have otherwise matured to better reflect the long-term returns included in operating profits.

(iv) UK insurance operations
	2012 £m	2011 £m
Unwind of discount and other expected returnsnote (a)	482	485
Effect of change in UK corporate tax ratenote (b)	87	79
Other itemsnote (c)	(16)	29
Total UK insurance operations	553	593

     Notes

(a)   The decrease in unwind of discount and other expected returns of £(3) million from £485 million in 2011 to £482 million for 2012 reflects the £(17) million effect of lower risk discount rates driven by the reduction in interest rates, partly offset by the £14 million effect of an increase in the opening in-force value (after economic assumption changes) on which the discount rates are applied.

(b)   The effect of the change in tax rate of £87 million in 2012 represents the benefit of the reduction in tax rate from 25 per cent to 23 per cent. Consistent with the Group's approach of grossing up the movement in the net of tax value of in-force for shareholder tax, the £87 million benefit is presented gross (2011: £79 million, 27 per cent to 25 per cent).

(c)    Other items in 2012 of £(16) million includes a charge of £(52) million for the strengthening of mortality assumptions, net of reserve releases and the effects of portfolio rebalancing for annuity business.

4 Changes to Group's holdings

PPM South Africa

On 22 February 2012, M&G completed transactions to (i) exchange bonus share rights for equity holdings with the employees of PPM South Africa and (ii) the sale of a 10 per cent holding in the majority of the business to Thesele Group, a minority shareholder, for cash. Following these transactions M&G's majority holding in the business reduced from 75 per cent to 49.99 per cent. Under IFRS requirements, the divestment is accounted for as the disposal of the 75 per cent holding and an acquisition of a 49.99 per cent holding at fair value resulting in a reclassification of PPM South Africa from a subsidiary to an associate. As a consequence of the IFRS application, the transactions gave rise to a gain on dilution of £42 million. Consistent with the Group's treatment for  IFRS reporting, this amount has been treated as a gain on dilution of holdings which is shown separately from operating profit based on longer-term investment returns in the Group's supplementary analysis of profit.

5  Acquisition of Reassure America Life Insurance Company (REALIC)

On 4 September 2012, the Group through its indirect wholly-owned subsidiary,  Jackson National Life Insurance Company completed the acquisition of 100 per cent issued share capital of SRLC America Holding Corp. (SRLC), and its primary operating subsidiary, Reassure America Life Insurance Company (REALIC). The purchase consideration, which remains subject to final agreement under the terms of the transaction with Swiss Re, is £370 million (US$587 million). The Embedded value of REALIC on the date of acquisition, calculated in accordance with the Group's methodology and assumptions as set out in note 1 was £823 million. The acquisition increases the scale of the Group's life business in the US, helping Jackson to diversify earnings by increasing the amount of income from underwriting activities thereby enhancing the quality of earnings in a capital efficient manner. The earnings of REALIC are derived from seasoned, long duration cash flows, generated principally from term life, whole life and basic universal life products.

The gain arising from the acquisition of REALIC is excluded from the Group's EEV operating profit based on longer-term investment returns and is calculated as follows:

Total EEV
£m
note (ii)
Embedded value of acquired businessnote (i)	823
Total purchase consideration	(370)
Gain arising on acquisition	453

Notes

(i)    The embedded value of the acquired business has been determined by applying the same methodology as applied for Jackson's non-variable annuity business. A risk discount rate of 4.3 per cent at the date of acquisition on 4
        September 2012 has been used.

(ii) The amounts shown above have been translated at the 4 September 2012 exchange rate of US$1.59/£.

6 Short-term fluctuations in investment returns

Short-term fluctuations in investment returns, net of the related change in the time value of cost of options and guarantees, arise as follows:
(i) Group Summary
	2012 £m	2011 £m
Insurance operations:
Asianote (ii)	395	(155)
USnote (iii)	(254)	(491)
UKnote (iv)	315	(141)
	456	(787)
Other operations:
Economic hedge value movementnote (v)	(32)	-
Othernote (vi)	114	(120)
Total	538	(907)

(ii)  Asia operations
       For 2012, the positive short-term fluctuations in investment returns of £395 million in Asia operations were driven by unrealised gains on bonds and higher equity markets, principally arising in Hong Kong of £139 million mainly relating to positive returns on bonds backing participating business, Singapore of £114 million primarily relating to increasing future expected fee income for unit-linked business and unrealised gains on bonds, Taiwan of £56 million for unrealised gains on bonds and CDOs and India of £30 million.
       For 2011, short-term fluctuations in investment returns of £(155) million were driven by lower equity markets reducing future expected fee income, mainly arising in Singapore of £(105) million and Korea of £(22) million. The 2011 short-term fluctuations in investment returns also included £(28) million of adverse variance arising in other territories. This principally comprises fluctuations arising in India of £(53) million reflecting lower equity market returns, in Vietnam of £(33) million for unrealised losses on bonds and equities and Taiwan of £(30) million for losses on bonds and CDOs, partially offset by a credit in Hong Kong of £96 million primarily relating to positive returns on bonds backing participating business.

(iii)	US operations
	The short-term fluctuations in investment returns for US operations comprise the following items:
		2012 £m	2011 £m
	Investment return related experience on fixed income securitiesnote (a)	(99)	(74)
	Investment return related impact due primarily to changed expectation of profits on in-force
	variable annuity business in future periods based on current period equity returns, net of related hedging activity for equity related productsnote (b)	(183)	(418)
	Actual less long-term return on equity based investments and other items	28	1
	Total Jackson	(254)	(491)

Notes
(a) The charge relating to fixed income securities comprises the following elements:
- the excess of actual realised losses over the amortisation of interest related realised gains and losses recorded in the profit and loss account;
- credit loss experience (versus the longer-term assumption); and
- the impact of de-risking activities within the portfolio.
(b) This item reflects the net impact of:
- variances in projected future fees arising from the effect of market fluctuations on the growth in separate account asset values in the current reporting period; and
- related hedging activity.
In 2012 there was a 14.8 per cent rate of return for the variable annuity separate account assets compared with an assumed longer-term rate of return of 5.3 per cent. Consequently, the asset values and therefore projected future fees at 31 December 2012 were higher than assumed. However, net of the impact of related hedging effects there is a short-term fluctuation of £(183) million.
In 2011 there was a negative 0.5 per cent rate of return for the variable annuity separate account assets. This compared with an assumed longer-term rate of return of 5.4 per cent. Consequently, the asset values and therefore projected future fees at 31 December 2011 were lower than assumed.

(iv)	UK insurance operations

	The short-term fluctuations in investment returns for UK insurance operations arise from the following types of business:

		2012 £m	2011 £m
	With-profitsnote (a)	285	(201)
	Shareholder-backed annuitynote (b)	(3)	56
	Unit-linked and other	33	4
		315	(141)

Notes

(a)  For with-profits business the amounts reflect the excess (deficit) of the actual investment return on the investments of the PAC with-profits fund (covering policyholder liabilities and unallocated surplus) against the assumed long-term rate for the year. For 2012 the credit of £285 million reflects the actual investment return of 9.8 per cent against the assumed long-term rate of 5.0 per cent for the year.

       For 2011 the charge of £(201) million reflects the actual investment return of 3.2 per cent against the assumed long-term rate of 5.1 per cent, primarily reflecting the fall in equity markets and widening of corporate bond credit spreads, partially offset by the increase in asset values as a result of the reduction in bond yields.

(b) Short-term fluctuations in investment returns for shareholder-backed annuity business comprise: (1) gains on surplus assets reflecting reductions in corporate bond and gilt yields; (2) the difference between actual and expected default experience; and (3) the effect of mismatching for assets and liabilities of different durations and other short-term fluctuations in investment returns.

(v)    Economic hedge value movements
        This item represents the costs on short-dated hedge contracts taken out in the first half of 2012 to provide downside protection against severe equity market falls through a period of particular uncertainty with respect to the
        Eurozone. The hedge contracts were terminated in the second half of 2012.

(vi)  Other
        Short-term fluctuations of Other operations in 2012 of £114 million primarily represent unrealised fair value movements on Prudential Capital's bond portfolio. Short-term fluctuations of Other operations in 2011 of £(120) million represent unrealised value movements on investments, including centrally held swaps to manage foreign exchange and certain macro-economic exposures of the Group.

7 Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

The credit for the shareholders' share of actuarial and other gains and losses comprises:

	2012 £m	2011 £m
IFRS basis	50	21
Additional shareholders' interest (note 1(c)(vi))	12	2
EEV basis total	62	23

8 Effect of changes in economic assumptions

The effects of changes in economic assumptions for in-force business, net of the related change in the time value of cost of options and guarantees, included within profit before tax (including actual investment returns) arise as follows:

(i) Group Summary
	2012 £m	2011 £m
Asia operationsnote (ii)	(149)	279
US operationsnote (iii)	85	(144)
UK insurance operationsnote (iv)	48	(293)
Total	(16)	(158)

(ii)     Asia operations
          The effect of changes in economic assumptions for Asia operations in 2012 of £(149) million principally arises in Hong Kong of £(320) million, primarily reflecting the effect on projected cash flows of de-risking the asset portfolio and the reduction in fund earned rates on participating business, driven by the very low interest rate environment, and in Vietnam of £(47) million, following the fall in bond yields. There are partial offsets which in total are £218 million, principally arising in Malaysia and Indonesia, mainly reflecting the positive impact of discounting projected health and protection profits at lower rates, driven by the decrease in risk discount rates.

          The effect of changes in economic assumptions for 2011 of a credit of £279 million principally arose in Singapore of £160 million, Malaysia of £97 million and Indonesia of £94 million, primarily reflecting the positive impact of discounting projected health and protection profits at lower rates, driven by the decrease in risk-free rates. There is a partial offset arising in Hong Kong of £(57) million, primarily reflecting the reduction in fund earned rates for participating business.

(iii) US operations
           The effect of changes in economic assumptions for US operations reflects the following:

	2012 £m	2011 £m
Effect of changes in 10-year treasury rates, beta and equity risk premium:note (a)
Fixed annuity and other general account business	20	282
Variable annuity (VA) business	(83)	(333)
Decrease (increase) in additional allowance for credit risknote (b)	148	(93)
	85	(144)

Notes

(a)  For Jackson the effect of changes in economic assumptions represents the aggregate of the effects of changes to projected returns and the risk discount rate. The risk discount rate, as discussed in note 1(b)(iii), represents the aggregate of the risk-free rate and margin for market risk, credit risk and non-diversifiable non-market risk.

      For fixed annuity and other general account business the effect of changes to the risk-free rate, which is defined as the 10-year treasury rate, is reflected in the risk discount rate. This discount rate is in turn applied to projected cash flows which principally reflect projected spread, which is largely insensitive to changes in the risk-free rate. Secondary effects on the cash flows also result from changes to assumed future yield and resulting policyholder behaviour. For VA business, changes to the risk-free rate are also reflected in determining the risk discount rate. However, the projected cash flows are also reassessed for altered investment returns on the underlying separate account assets on which fees are charged. In 2012, for fixed annuity and other general account business the credit of £20 million principally arises from the effect of a lower discount rate on the opening value of the in-force book, driven by the 10 basis points reduction in the risk-free rate (as shown in note 17(ii)), partially offset by the effect for the acquired REALIC book reflecting the 20 basis point increase in the risk-free rate from the 4 September acquisition date.

      For 2011 the credit of £282 million reflected the 140 basis points reduction in the risk-free rate. For VA business, the charge of £(83) million (2011: £(333) million) reflects the 10 basis points reduction (2011: a reduction of 140 basis points) in the risk-free rate (as shown in note 17(ii)).

(b)  For 2012 the £148 million effect of the decrease in the additional allowance within the risk discount rate for credit risk reflects the reduction in credit spreads and represents a 50 basis points decrease for spread business, including the acquired REALIC business (from 200 basis points in 2011 to 150 basis points in 2012), and 10 basis points decrease for VA business (from 40 basis points in 2011 to 30 basis points in 2012), representing the proportion of business invested in the general account (as described in note 1(b)(iii)).

      For 2011 the effect of £(93) million for the increase in the risk margin allowance within the risk discount rate for credit risk represented a 50 basis points increase for spread business and 10 basis points increase for VA business.

(iv)   UK insurance operations
The effect of changes in economic assumptions of a credit of £48 million for UK insurance operations for 2012 comprises the effect of:

	2012 £m	2011 £m
Shareholder-backed annuity businessnote (a)
Effect of change in:
Expected long-term rates of return, risk discount rates and other changes	140	278
Tax regimenote (b)	(46)	-
	94	278
With-profits and other businessnote (c)
Effect of changes in expected long-term rates of return	(62)	(1,113)
Effect of changes in risk discount rates	24	627
Other changes	(8)	(84)
	(46)	(570)
	48	(292)

Notes

(a) For shareholder-backed annuity business the overall effect of changes in expected long-term rates of return and risk discount rates for the years shown above reflect the combined effects of the changes in economic assumptions, which incorporate a default allowance for both best estimate defaults and in respect of the additional credit risk provisions (as shown in note 17(iii)).

(b) The change in the insurance tax regime was enacted on 17 July 2012. The effect of £(46) million reflects the change in pattern of taxable profits for shareholder-backed annuity business arising from the acceleration of tax payments due to the altered timing of relief on regulatory basis provisions.

(c) For with-profits and other business the total charge in 2012 of £(46) million reflects the changes in fund earned rates and risk discount rate (as shown in note 17(iii)), driven by the 20 basis points decrease in the gilt rate.

 For 2011, the charge of £(1,113) million for the effect of changes in expected long-term rates of return arises from the reduction in fund earned rates, driven by the 1.5 per cent decrease in gilt rates and reduction in additional returns assumed on corporate bonds, reflecting changes in asset mix. The credit of £627 million for the effect of changes in risk discount rates reflects the 1.35 per cent reduction in the risk discount rate, driven by the 1.5 per cent decrease in gilt rates, partly offset by the impact of an increase in beta for with-profits business. Beta allowances are explained in note 1(b)(iii).

9 Analysis of movement in free surplus

Free surplus is the excess of the net worth over the capital required to support the covered business. Where appropriate, adjustments are made to the regulatory basis net worth from the local regulatory basis so as to include backing assets movements at fair value rather than cost so as to comply with the EEV Principles.

	2012 £m
	Long-term business	Asset management and UK general insurance commission	Free surplus of long-term business, asset management and UK general insurance commission
Long-term business and asset management operationsnote (i)	note 14	note (iii)
Underlying movement:
Investment in new businessnote (ii)	(618)	-	(618)
Business in force:
Expected in-force cash flows (including expected return on net assets)	2,019	386	2,405
Effects of changes in operating assumptions, operating experience
variances and other operating items	295	-	295
	1,696	386	2,082
Changes in non-operating itemsnote (iv)	(163)	84	(79)
Gain on dilution of Group's holdingsnote 4	-	42	42
Effect of acquisition of REALICnotes 5 and (v)	(169)	-	(169)
	1,364	512	1,876
Net cash flows to parent companynote (vi)	(921)	(279)	(1,200)
Exchange movements, timing differences and other itemsnote (vii)	(325)	(83)	(408)
Net movement in free surplus	118	150	268
Balance at 1 January 2012	2,839	582	3,421
Balance at 31 December 2012	2,957	732	3,689
Representing:
Asia operations	974	207	1,181
US operations	1,211	108	1,319
UK operations	772	417	1,189
	2,957	732	3,689
Balance at 1 January 2012
Representing:
Asia operations	1,067	211	1,278
US operations	1,220	113	1,333
UK operations	552	258	810
	2,839	582	3,421

Notes
(i) All figures are shown net of tax.
(ii) Free surplus invested in new business is for the effects of setting aside required capital and incurring acquisition costs.
(iii) For the purposes of this analysis, free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis shareholders' equity.

(iv)     Changes in non-operating items This represents short-term fluctuations in investment returns, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes and the effect of changes in economic assumptions for long-term business operations.

Short-term fluctuations in investment returns primarily reflect temporary market movements on the portfolio of investments held by the Group's shareholder-backed operations.
(v) The effect on free surplus of the purchase of REALIC reflects the difference between the consideration of £370 million and the free surplus of REALIC at the acquisition date.
(vi) Net cash flows to parent company for long-term business operations reflect the flows as included in the holding company cash flow at transaction rates.
(vii) Exchange movements, timing differences and other items represent:

	2012 £m
	Long-term business	Asset management and UK general insurance commission	Total
Exchange movementsnote 14	(92)	(13)	(105)
Mark to market value movements on Jackson assets backing surplus
and required capitalnote 14	35	-	35
Othernote (viii)	(268)	(70)	(338)
	(325)	(83)	(408)

(viii) Other primarily reflects the effect of repayment of contingent loan funding, as shown in note 14(ii), together with intra-group loans, timing differences and other non-cash items.

10 Net core structural borrowings of shareholder-financed operations

	2012 £m			2011 £m
	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value
		note			note
Holding company* cash and
short-term investments	(1,380)	-	(1,380)	(1,200)	-	(1,200)
Core structural borrowings -
central funds	3,126	536	3,662	3,201	187	3,388
Holding company net borrowings	1,746	536	2,282	2,001	187	2,188
Core structural borrowings - Prudential
Capital	275	-	275	250	-	250
Core structural borrowings - Jackson	153	43	196	160	17	177
Net core structural borrowings of
shareholder-financed operations	2,174	579	2,753	2,411	204	2,615
* Including central finance subsidiaries.

Note
The movement in the mark to market value adjustment represents:

Mark to market movement in balance sheet:	2012 £m	2011 £m
Beginning of year	204	190
Change reflected in:
Income statement	380	14
Foreign exchange effects	(5)	-
End of year	579	204

11 Reconciliation of movement in shareholders' equity (excluding non-controlling interests)

	2012 £m
	Long-term business operations
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Other operations	Group Total

	note (i)				note (i)
Operating profit (based on longer-term
investment returns)
Long-term business:
New businessnote 2	1,266	873	313	2,452	-	2,452
Business in forcenote 3	694	737	553	1,984	-	1,984
	1,960	1,610	866	4,436	-	4,436
Asset management	-	-	-	-	485	485
Other results	(7)	(2)	(29)	(38)	(562)	(600)
Operating profit based on longer-term
investment returns	1,953	1,608	837	4,398	(77)	4,321
Short-term fluctuations in investment returnsnote 6	395	(254)	315	456	82	538
Mark to market value movements on core borrowingsnote 10	-	(28)	-	(28)	(352)	(380)
Shareholders' share of actuarial and other gains and
losses on defined benefit pension schemesnote 7	-	-	(16)	(16)	78	62
Effect of changes in economic assumptionsnote 8	(149)	85	48	(16)	-	(16)
Gain on dilution of Group's holdingsnote 4	-	-	-	-	42	42
Gain on acquisition of REALICnote 5	-	453	-	453	-	453
Profit before tax (including actual investment returns)	2,199	1,864	1,184	5,247	(227)	5,020
Tax (charge) credit attributable to shareholders' profit:note 12
Tax on operating profit	(420)	(513)	(168)	(1,101)	(44)	(1,145)
Tax on short-term fluctuations in investment returns	(60)	91	(72)	(41)	(3)	(44)
Tax on shareholders' share of actuarial and other
gains and losses on defined benefit pension schemes	-	-	4	4	(18)	(14)
Tax on effect of changes in economic assumptions	36	(29)	(11)	(4)	-	(4)
Total tax charge	(444)	(451)	(247)	(1,142)	(65)	(1,207)
Profit (loss) for the year	1,755	1,413	937	4,105	(292)	3,813
Other movements
Exchange movements on foreign operations
and net investment hedges, net of tax	(271)	(252)	-	(523)	54	(469)
Intra-group dividends (including statutory transfers)note (ii)	(544)	(252)	(207)	(1,003)	1,003	-
Investment in operationsnote (ii)	4	-	-	4	(4)	-
External dividends	-	-	-	-	(655)	(655)
Reserve movements in respect of share-based payments	-	-	-	-	42	42
Other transfers	8	6	(16)	(2)	2	-
Treasury shares movements	-	-	-	-	23	23
New share capital subscribed	-	-	-	-	17	17
Mark to market value movements on Jackson assets
backing surplus and required capital net of tax	-	35	-	35	-	35
Net increase in shareholders' equity	952	950	714	2,616	190	2,806
Shareholders' equity at 1 January 2012 note (i)	8,510	5,082	6,058	19,650	(13)	19,637
Shareholders' equity at 31 December 2012note (i)	9,462	6,032	6,772	22,266	177	22,443

Representing:
Statutory IFRS basis shareholders' equity	2,290	4,343	3,008	9,641	718	10,359
Additional retained profit (loss) on an EEV basis note (iii)	7,172	1,689	3,764	12,625	(541)	12,084
EEV basis shareholders' equity	9,462	6,032	6,772	22,266	177	22,443

Balance at 1 January 2012
Representing:
Statutory IFRS basis shareholders' equity	2,071	3,761	2,552	8,384	180	8,564
Additional retained profit (loss) on an EEV basis note (iii)	6,439	1,321	3,506	11,266	(193)	11,073
EEV basis shareholders' equity	8,510	5,082	6,058	19,650	(13)	19,637

Notes
(i) For the purposes of the table above, goodwill related to Asia long-term operations is included in Other operations.

(ii)     Intra-group dividends (including statutory transfers) represent dividends that have been declared in the year and amounts accrued in respect of statutory transfers. For long-term business operations, the difference between the net amount of £999 million for intra-group dividends (including statutory transfers) and investment in operations shown above and the net cash flows to parent company of £921 million (as shown in note 9) primarily relates to  intra-group loans, timing differences arising on statutory transfers and other non-cash items.

(iii)   The additional retained profit on an EEV basis for Other operations primarily represents the mark to market value adjustment for holding company net borrowings of a charge of £(536) million (2011: £(187) million) (as shown in note 10).

.

12 Tax attributable to shareholders' profit

The tax charge comprises:
	2012 £m	2011 £m
Tax charge on operating profit based on longer-term investment returns:
Long-term business:
Asia operations	420	402
US operations	513	487
UK insurance operations	168	221
	1,101	1,110
Other operations	44	(66)
Total tax charge on operating profit based on longer-term investment returns	1,145	1,044
Tax charge (credit) on items not included in operating profit:
Tax charge (credit) on short-term fluctuations in investment returns	44	(210)
Tax charge on shareholders' share of actuarial and other gains and losses on defined
benefit pension schemes	14	6
Tax charge (credit) on effect of changes in economic assumptions	4	(64)
Total tax charge (credit) on items not included in operating profit	62	(268)
Tax charge on profit attributable to shareholders (including
tax on actual investment returns)	1,207	776

13 Earnings per share (EPS)
	2012 £m		2011 £m
	Operating	Total*	Operating	Total
Profit before tax	4,321	5,020	3,978	2,922
Tax	(1,145)	(1,207)	(1,044)	(776)
Non-controlling interests	-	-	(4)	(4)
Profit after tax and non-controlling interests	3,176	3,813	2,930	2,142
EPS (pence)	125.0 p	150.1 p	115.7 p	84.6 p
Average number of shares (millions)	2,541	2,541	2,533	2,533
*Total profit in 2012 includes a gain of £453 million relating to the acquisition of REALIC - see note 5.

14 Reconciliation of net worth and value of in-force for long-term businessnote(i)

	2012 £m
					Total
				Value of	long-term
	Free	Required	Total net	in-force	business
	Surplus	capital	worth	business	operations
	note 9			note (vi)
Group

Shareholders' equity at 1 January 2012	2,839	3,447	6,286	13,364	19,650
New business contributionnotes (iii), (iv)	(618)	454	(164)	1,955	1,791
Existing business - transfer to net worth	1,923	(324)	1,599	(1,599)	-
Expected return on existing business	96	85	181	929	1,110
Changes in operating assumptions and experience variances	295	50	345	51	396
Changes in non-operating assumptions and experience variances	(163)	109	(54)	409	355
Gain on acquisition of REALICnotes 5 and (v)	(169)	169	-	453	453
Profit after tax from long-term business	1,364	543	1,907	2,198	4,105
Exchange movements on foreign operations and net investment
hedges	(92)	(92)	(184)	(339)	(523)
Intra-group dividends (including statutory transfers) and investment in operationsnote (ii)	(1,187)	-	(1,187)	188	(999)
Mark to market value movements on Jackson
assets backing surplus and required capital	35	-	35	-	35
Other transfers from net worth	(2)	-	(2)	-	(2)
Shareholders' equity at 31 December 2012	2,957	3,898	6,855	15,411	22,266

Representing:
Asia operations
Shareholders' equity at 1 January 2012	1,067	860	1,927	6,583	8,510
New business contributionnote (iv)	(292)	97	(195)	1,177	982
Existing business - transfer to net worth	635	(3)	632	(632)	-
Expected return on existing business	56	-	56	413	469
Changes in operating assumptions and experience variances	80	25	105	(23)	82
Changes in non-operating assumptions and experience variances	114	16	130	92	222
Profit after tax from long-term business	593	135	728	1,027	1,755
Exchange movements on foreign operations and net investment
hedges	(38)	(25)	(63)	(208)	(271)
Intra-group dividends (including statutory transfers) and investment in operationsnote (ii)	(656)	-	(656)	116	(540)
Other transfers to net worth	8	-	8	-	8
Shareholders' equity at 31 December 2012	974	970	1,944	7,518	9,462

US operations
Shareholders' equity at 1 January 2012	1,220	1,371	2,591	2,491	5,082
New business contributionnote (iv)	(281)	271	(10)	578	568
Existing business - transfer to net worth	777	(242)	535	(535)	-
Expected return on existing business	40	48	88	180	268
Changes in operating assumptions and experience variances	219	19	238	21	259
Changes in non-operating assumptions and experience variances	(330)	31	(299)	164	(135)
Gain on acquisition of REALICnotes 5 and (v)	(169)	169	-	453	453
Profit after tax from long-term business	256	296	552	861	1,413
Exchange movements on foreign operations and net investment
hedges	(54)	(67)	(121)	(131)	(252)
Intra-group dividends (including statutory transfers)	(252)	-	(252)	-	(252)
Mark to market value movements on Jackson assets backing
surplus and required capital	35	-	35	-	35
Other transfers to net worth	6	-	6	-	6
Shareholders' equity at 31 December 2012	1,211	1,600	2,811	3,221	6,032

UK insurance operations
Shareholders' equity at 1 January 2012	552	1,216	1,768	4,290	6,058
New business contributionnote (iv)	(45)	86	41	200	241
Existing business - transfer to net worth	511	(79)	432	(432)	-
Expected return on existing business	-	37	37	336	373
Changes in operating assumptions and experience variances	(4)	6	2	53	55
Changes in non-operating assumptions and experience variances	53	62	115	153	268
Profit after tax from long-term business	515	112	627	310	937
Intra-group dividends (including statutory transfers)note (ii)	(279)	-	(279)	72	(207)
Other transfers from net worth	(16)	-	(16)	-	(16)
Shareholders' equity at 31 December 2012	772	1,328	2,100	4,672	6,772

Notes
  (i)    All figures are shown net of tax.

(ii)   The amounts shown in respect of free surplus and the value of in-force business for Asia and UK insurance operations for intra-group dividends (including statutory transfers) and investment in operations  include the repayment of contingent loan funding. Contingent loan funding represents amounts whose repayment to the lender is contingent upon future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

(iii)  The movements arising from new business contribution are as follows:

	2012 £m	2011 £m
Free surplus invested in new business	(618)	(553)
Increase in required capital	454	406
Reduction in total net worth	(164)	(147)
Increase in the value associated with new business	1,955	1,683
Total post-tax new business contribution	1,791	1,536

(iv) Free surplus invested in new business is as follows:
	2012 £m				2011 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Pre-tax new business contributionnote 2	1,266	873	313	2,452	1,076	815	260	2,151
Tax	(284)	(305)	(72)	(661)	(265)	(285)	(65)	(615)
Post-tax new business contribution	982	568	241	1,791	811	530	195	1,536
Free surplus invested in new business	(292)	(281)	(45)	(618)	(297)	(202)	(54)	(553)
Post-tax new business contribution
per £1 million free surplus invested	3.4	2.0	5.4	2.9	2.7	2.6	3.6	2.8

(v)   The effect on free surplus of the purchase of REALIC reflects the difference between the consideration of £370 million and the free surplus of REALIC at the acquisition date. The REALIC free surplus represents the excess of net worth over required capital. The incremental  value of in-force of £453 million represents the amount which is recognized on the EEV reporting basis over and above the net worth.

(vi) The value of in-force business includes the value of future margins from current in-force business less the cost of holding required capital and represents:

	2012 £m				2011 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
			note
Value of in-force business
before deduction of cost of
capital and time value of guarantees	7,903	3,992	4,916	16,811	6,922	3,222	4,598	14,742
Cost of capital	(352)	(121)	(244)	(717)	(317)	(135)	(241)	(693)
Cost of time value of guarantees	(33)	(650)	-	(683)	(22)	(596)	(67)	(685)
Net value of in-force business	7,518	3,221	4,672	15,411	6,583	2,491	4,290	13,364

Note
A provision for the cost of time value of options and guarantees for UK insurance operations is no longer required.

15 Expected transfer of value of in-force business to free surplus

The discounted value of in-force business and required capital can be reconciled to the 2012 and 2011 totals in the tables below for the emergence of free surplus as follows:

	2012 £m	2011 £m
Required capitalnote 14	3,898	3,447
Value of in-force (VIF)note 14	15,411	13,364
Add back: deduction for cost of time value of guaranteesnote 14	683	685
Other itemsnote	(1,401)	(1,214)
	18,591	16,282

Note
'Other items'  represent amounts incorporated into VIF where there is no definitive timeframe for when the payments will be made or receipts received. In particular, other items includes the deduction of the value of the shareholders' interest in the estate, the value of which is derived by increasing final bonus rates so as to exhaust the estate over the lifetime of the in-force with-profits business. This is an assumption to give an appropriate valuation. To be conservative this item is excluded from the expected free surplus generation profile below.

Cash flows are projected on a deterministic basis and are discounted at the appropriate risk discount rate. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so is subject to the same assumptions and sensitivities.

The table below shows how the VIF generated by the in-force business and the associated required capital is modelled as emerging into free surplus over future years.

		2012 £m
		Expected period of conversion of future post tax distributable earnings and required capital flows to free surplus
	2012 Total as shown above	1-5 years	6 -10 years	11-15 years	16 -20 years	21-40 years	40+ years
Asia operations	8,410	2,987	1,873	1,181	840	1,297	232
US operations	5,439	2,723	1,607	698	301	110	-
UK insurance operations	4,742	1,890	1,185	756	456	445	10
Total	18,591	7,600	4,665	2,635	1,597	1,852	242
	100%	41%	25%	14%	9%	10%	1%

		2011 £m
		Expected period of conversion of future post tax distributable earnings and required capital flows to free surplus
	2011 Total as shown above	1-5 years	6 -10 years	11-15 years	16 -20 years	21-40 years	40+ years
Asia operations	7,387	2,582	1,596	1,012	732	1,262	203
US operations	4,267	2,241	1,287	490	173	76	-
UK insurance operations	4,628	1,864	1,166	743	453	394	8
Total	16,282	6,687	4,049	2,245	1,358	1,732	211
	100%	41%	25%	14%	8%	11%	1%

16 Sensitivity of results to alternative assumptions

(a) Sensitivity analysis - economic assumptions
The tables below show the sensitivity of the embedded value as at 31 December 2012 (31 December 2011) and the new business contribution after the effect of required capital for 2012 and 2011 to:

• 1 per cent increase in the discount rates;

•     1 per cent increase and decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);

• 1 per cent rise in equity and property yields;
• 10 per cent fall in market value of equity and property assets (embedded value only);
• holding company statutory minimum capital (by contrast to required capital), (embedded value only);
• 5 basis point increase in UK long-term expected defaults; and
• 10 basis point increase in the liquidity premium for UK annuities.

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

New business contribution
	2012 £m				2011 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations

New business contributionnote 2	1,266	873	313	2,452	1,076	815	260	2,151
Discount rates - 1% increase	(163)	(40)	(38)	(241)	(139)	(45)	(36)	(220)
Interest rates - 1% increase	33	104	6	143	2	81	5	88
Interest rates - 1% decrease	(106)	(161)	(11)	(278)	(72)	(117)	(6)	(195)
Equity/property yields - 1% rise	48	97	13	158	50	92	11	153
Long-term expected defaults - 5 bps
increase	-	-	(10)	(10)	-	-	(8)	(8)
Liquidity premium - 10 bps increase	-	-	20	20	-	-	16	16

Embedded value of long-term business operations

	2012 £m				2011 £m
				Total				Total
			UK	long-term			UK	long-term
	Asia	US	insurance	business	Asia	US	insurance	business
	operations	operations	operations	operations	operations	operations	operations	operations

Shareholders' equitynote 11	9,462	6,032	6,772	22,266	8,510	5,082	6,058	19,650
Discount rates - 1% increase	(879)	(209)	(482)	(1,570)	(771)	(147)	(443)	(1,361)
Interest rates - 1% increase	(218)	(124)	(328)	(670)	(376)	(106)	(343)	(825)
Interest rates - 1% decrease	85	49	399	533	253	58	400	711
Equity/property yields - 1% rise	328	230	202	760	329	185	205	719
Equity/property market values - 10%
fall	(159)	(69)	(309)	(537)	(159)	16	(326)	(469)
Statutory minimum capital	108	89	4	201	114	92	4	210
Long-term expected defaults - 5 bps
increase	-	-	(112)	(112)	-	-	(98)	(98)
Liquidity premium - 10 bps increase	-	-	224	224	-	-	196	196

The sensitivities shown above are for the impact of instantaneous changes on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets at the balance sheet dates indicated. If the change in assumption shown in the sensitivities were to occur, then the effect shown above would be recorded within two components of the profit analysis for the following year. These are for the effect of economic assumption changes and, to the extent that asset value changes are included in the sensitivities, within short-term fluctuations in investment returns. In addition to the sensitivity effects shown above, the other components of the profit for the following year would be calculated by reference to the altered assumptions, for example new business contribution and unwind of discount, together with the effect of other changes such as altered corporate bond spreads. In addition for Jackson, the fair value movements on assets backing surplus and required capital which are taken directly to shareholders' equity would also be affected by changes in interest rates.

(b)Sensitivity analysis - non-economic assumptions
The tables below show the sensitivity of the embedded value as at 31 December 2012 (31 December 2011) and the new business contribution after the effect of required capital for 2012 and 2011 to:

• 10 per cent proportionate decrease in maintenance expenses (a 10 per cent sensitivity on a base assumption of £10 per annum would represent an expense assumption of £9 per annum);
• 10 per cent proportionate decrease in lapse rates (a 10 per cent sensitivity on a base assumption of 5 per cent would represent a lapse rate of 4.5 per cent per annum); and
• 5 per cent proportionate decrease in base mortality and morbidity rates (ie increased longevity).

New business contribution
	2012 £m				2011 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations

New business contributionnote 2	1,266	873	313	2,452	1,076	815	260	2,151
Maintenance expenses - 10% decrease	32	13	4	49	26	11	7	44
Lapse rates - 10% decrease	95	26	7	128	92	24	10	126
Mortality and morbidity - 5% decrease	76	5	(11)	70	60	9	(9)	60
Change representing effect on:
Life business	76	5	3	84	60	9	3	72
UK annuities	-	-	(14)	(14)	-	-	(12)	(12)

Embedded value of long-term business operations
	2012 £m				2011 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations

Shareholders' equitynote 11	9,462	6,032	6,772	22,266	8,510	5,082	6,058	19,650
Maintenance expenses - 10% decrease	137	50	56	243	117	44	52	213
Lapse rates - 10% decrease	333	225	66	624	342	157	65	564
Mortality and morbidity - 5% decrease	387	178	(273)	292	289	92	(227)	154
Change representing effect on:
Life business	387	178	13	578	289	92	12	393
UK annuities	-	-	(286)	(286)	-	-	(239)	(239)

(c) Effect of proposed change in UK corporation tax rate

The proposed rate change from 23 per cent to 22 per cent announced in the 2012 Budget on 21 March 2012 has been reduced by a further 1 per cent to 21 per cent in the Autumn Statement on 5 December 2012. The change from 23 per cent to 21 per cent is expected to be effective 1 April 2014 and when substantively enacted it would have the impact of increasing the net of tax value of in-force business of UK insurance operations at 31 December 2012 by around £65 million.

17 Assumptions

Deterministic assumptions
The tables below summarise the principal financial assumptions:

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

(i) Asia operationsnotes (a),(b),(d)

	31 December 2012%
	China	Hong Kong	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (b),(d)					notes (c),(d)		note (d)
Risk discount rate:
New business	10.1	3.8	13.2	9.4	-	7.4	5.8	11.1	3.6	3.25	10.3	17.2
In force	10.1	3.5	13.2	9.4	4.5	7.2	5.8	11.1	4.3	3.4	10.3	17.2
Expected long-term
rate of inflation	2.5	2.25	4.0	5.0	0.0	3.0	2.5	4.0	2.0	1.0	3.0	5.5
Government bond
yield	3.6	1.8	8.2	5.3	0.8	3.2	3.5	4.35	1.3	1.2	3.5	10.5

	31 December 2011%
	China	Hong Kong	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (b),(d)					notes (c),(d)		note (d)
Risk discount rate:
New business	10.0	3.85	13.75	11.15	-	7.1	6.4	12.2	3.9	5.0	10.1	19.6
In force	10.0	3.7	13.75	11.15	4.7	7.1	6.5	12.2	4.65	5.0	10.1	19.6
Expected long-term
rate of inflation	2.5	2.25	4.0	5.0	0.0	3.0	2.5	4.0	2.0	1.0	3.0	6.5
Government bond
yield	3.5	1.9	8.75	6.1	1.0	3.8	3.7	5.4	1.6	1.3	3.3	12.9

								Asia Total %
								2012		2011
Weighted risk discount rate:note (a)
	New business							6.8		7.4
	In force							6.1		6.9

Equity risk premiums in Asia range from 3.25 per cent to 8.8 per cent for 2012 (2011: 3.25 per cent to 8.7 per cent).

Notes

(a)    The weighted risk discount rates for Asia operations shown above have been determined by weighting each country's risk discount rates by reference to the EEV basis new business result and the closing value of in-force business. The changes in the risk discount rates for individual Asia territories reflect the movements in government bond yields, together with the effects of movements in the allowance for market risk and changes in product mix.

(b) For Hong Kong the assumptions shown are for US dollar denominated business. For other territories, the assumptions are for local currency denominated business.
(c) The risk discount rate for Malaysia reflects both the Malaysia life and Takaful operations.
(d) The mean equity return assumptions for the most significant equity holdings in the Asia operations were:

	2012%	2011%
Hong Kong	5.8	5.9
Malaysia	9.5	9.7
Singapore	7.35	7.7

(ii) US operations
	2012%		2011%
Assumed new business spread margins:notes (a), (c)
Fixed Annuity business*
January to June issues	1.4	**	1.75	**
July to December issues	1.1	**	1.75	**
Fixed Index Annuity business
January to June issues	1.75	**	2.25
July to December issues	1.35	**	2.25
Institutional business	1.25		1.0

Risk discount rate:note (d)
Variable annuity	6.5		6.7
Non-variable annuity	4.0		4.6
Weighted average total:note (b)
New business	6.3		6.5
In force	5.6		6.0
US 10-year treasury bond rate at end of year	1.8		1.9
Pre-tax expected long-term nominal rate of return for US equities	5.8		5.9
Equity risk premium	4.0		4.0
Expected long-term rate of inflation	2.5		2.0

*    including the proportion of variable annuity business invested in the general account

**  grading up linearly by 25 basis points to a long-term assumption over five years

Notes

(a)  The assumed new business spread margins shown above are the rates at inception. For fixed annuity business (including  the proportion of variable annuity business invested in the general account) in both years the assumed spread margin grades up linearly by 25 basis points to the long-term assumption over five years. In 2012 for fixed index annuity business the assumed spread margin also grades up linearly by 25 basis points to the long-term assumption over five years. For fixed index annuity business in 2011 and institutional business in both years the assumption applies from inception (ie no grading).

 (b) The weighted average risk discount rates reflect the mix of business between variable annuity and non-variable annuity business. The decrease in the weighted average risk discount rates from 2011 to 2012 primarily reflects the decrease in the US 10-year Treasury bond rate of 10 basis points together with the effect of the decrease in additional allowance for credit risk (as described in note (d) below).

(c) Credit risk treatment

      The projected cash flows incorporate the expected long-term spread between the earned rate and the rate credited to policyholders. The projected earned rates reflect book value yields which are adjusted over time to reflect projected reinvestment rates. Positive net cash flows are assumed to be reinvested in a mix of corporate bonds, commercial mortgages and limited partnerships. The yield on those assets is assumed to grade from the current level to a yield that allows for a long-term assumed credit spread on the reinvested assets of 1.25 per cent over 10 years. The yield also reflects an allowance for a risk margin reserve which for 2012 is 28 basis points (2011: 27 basis points) for long-term defaults (as described in note 1(b)(iii)), which represents the allowance as at the valuation date applied in the cash flow projections of the value of the in-force business.

      In the event that long-term default levels are higher, then unlike for UK annuity business where policyholder benefits are not changeable, Jackson has some discretion to adjust crediting rates, subject to contract guarantee levels and general market competition considerations.

(d)  For US operations, the risk discount rates shown above include an additional allowance for a combination of credit risk premium and short-term downgrade and default allowance for general account business of 150 basis points (2011: 200 basis points) and for variable annuity business of 30 basis points (2011: 40 basis points) to reflect the fact that a proportion of the variable annuity business is allocated to the general account (as described in note 1(b)(iii)).

(iii) UK insurance operations
	2012%	2011%
Shareholder-backed annuity business:note (d)
Risk discount rate:
New businessnote (a)	6.9	7.7
In forcenote (b)	7.95	8.6
Pre-tax expected long-term nominal rate of return for shareholder-backed annuity business:
New business	4.2	4.85
In forcenote (b)	3.9	4.4
Other business:note (d)
Risk discount rate:note (c)
New business	5.2	5.3
In force	5.6	5.65
Equity risk premium	4.0	4.0
Pre-tax expected long-term nominal rates of investment return:
UK equities	6.3	6.5
Overseas equities	5.8 to 9.6	5.9 to 9.9
Property	5.1	5.2
Gilts	2.3	2.5
Corporate bonds	3.9	4.0
Expected long-term rate of inflation	2.9	3.0
Post-tax expected long-term nominal rate of return for the PAC with-profits fund:
Pension business (where no tax applies)	5.0	5.1
Life business	4.35	4.4

Notes

(a)   The new business risk discount rate for shareholder-backed annuity business incorporates an allowance for best estimate defaults and additional credit risk provisions, appropriate to the new business assets, over the projected lifetime of this business. These additional provisions comprise of a credit risk premium, which is derived from Moody's data from 1970 to 2009, an allowance for a 1 notch downgrade of the portfolio subject to credit risk and an allowance for short-term defaults.

(b)   For shareholder-backed annuity business, the movements in the pre-tax long-term nominal rates of return and the risk discount rates for in-force business mainly reflect the effect of changes in asset yields.

(c) The risk discount rates for new business and business in force for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.
(d) Credit spread treatment
         For with-profits business, the embedded value reflects the discounted value of future shareholder transfers. These transfers are directly affected by the level of projected rates of return on investments, including  debt securities.  The assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

 For UK shareholder-backed annuity business, different dynamics apply both in terms of the nature of the business and the EEV methodology applied. For this type of business the assets are generally held to maturity to match long duration liabilities. It is therefore appropriate under EEV methodology to include a liquidity premium in the economic basis used. The appropriate EEV risk discount rate is set in order to equate the EEV with a 'market consistent embedded value' including liquidity premium. The liquidity premium in the 'market consistent embedded value' is derived from the yield on the assets held after deducting an appropriate allowance for credit risk. For Prudential Retirement Income Limited, which has approximately 90 per cent of UK shareholder-backed annuity business, the allowance for credit risk for the in-force business at 31 December 2012 is made up of:

(1) 15 basis points in respect of long-term expected defaults derived by applying Moody's data from 1970 to
2009 and the definition of the credit rating used is the second highest credit rating published by Moody's,
Standard and Poor's and Fitch.
(2) 50 basis points in respect of additional provisions which comprise a credit risk premium, which is derived from
Moody's data from 1970 to 2009, an allowance for a 1 notch downgrade of the portfolio subject to credit risk and an allowance for short-term defaults.

The credit assumptions used and the residual liquidity premium element of the bond spread over swap rates is as  follows:

	31 December	31 December
	2012	2011
New business*	(bps)	(bps)
Bond spread over swap rates	150	139
Total credit risk allowance**	35	35
Liquidity premium	115	104
In-force business
Bond spread over swap rates	161	201
Total credit risk allowance	65	66
Liquidity premium	96	135
* The new business liquidity premium is based on the weighted average of the point of sale liquidity premia.
** Specific assets are allocated to the new business for the period with the appropriate allowance for credit risk which was 35 basis points for 2012 and 2011.

The overall allowance for credit risk is prudent by comparison with historic rates of default and would be sufficient to withstand a wide range of extreme credit events over the expected lifetime of the annuity business.

Stochastic assumptions
The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations, such as the volatilities of asset returns, reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

Details are given below of the key characteristics and calibrations of each model.

(iv)  Asia operations

•  The same asset return models as described for UK insurance operations below, appropriatelycalibrated, have been used for Asia operations. The principal asset classes are government and  corporate bonds. Equity   holdings are much lower than in the UK whilst property holdings do not represent a significant investment asset;

• The stochastic cost of guarantees is primarily only of significance for the Hong Kong, Korea, Malaysia and Singapore operations; and

•  The mean stochastic returns are consistent with the mean deterministic returns for each country. The expected volatility of equity returns ranges from 18 per cent to 35 per cent, and the volatility of government bond yields ranges from 0.9 per cent to 2.3 per cent (2011: 0.9 per cent to 2.4 per cent).

(v)  US operations (Jackson)
• Interest rates are projected using a log-normal generator calibrated to historical US Treasury yield curves;
• Corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and

•  Variable annuity equity returns and bond interest rates have been stochastically generated using a log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns ranges from 19 per cent to 32 per cent for all periods throughout these results, depending on  the risk class and the class of equity, and the standard deviation of interest rates ranges from 2.2 per cent to 2.5 per cent (2011: 2.1 per cent to 2.4 per cent).

(vi)  UK insurance operations

• Interest rates are projected using a two-factor model calibrated to the initial market yield curve;
• The risk premium on equity assets is assumed to follow a log-normal distribution;
• The corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and

•  Property returns are modelled in a similar fashion to corporate bonds, namely as the return on a risk- free bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.

For each projection year, standard deviations have been calculated by taking the square root of the annualised variance of the returns over all the simulations. These have been averaged over all durations in the projection. For equity and property, the standard deviations relate to the total return on these assets. The standard deviations applied for both years are as follows:

	2012%	2011%
Equities:
UK	20	20
Overseas	18	18
Property	15	15

(vii) Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management's expectations.

(viii) Expense assumptions
Expense levels, including those of service companies that support the Group's long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified and reported separately. For mature business, it is Prudential's policy not to take credit for future cost reduction programmes until the savings have been delivered. For businesses which are currently sub-scale (China, Malaysia Takaful and Taiwan) and India (where the business model is being adapted in response to the regulatory changes introduced in recent years), expense overruns are permitted provided these are short-lived.
For Asia operations, the expenses comprise costs borne directly and recharged costs from the Asia regional head office, that are attributable to covered business. The assumed future expenses for these operations also include projections of these future recharges. Development expenses are charged as incurred.

Corporate expenditure comprises:

•      Expenditure for group head office, to the extent not allocated to the PAC with-profits funds, together with Solvency II implementation and restructuring costs, which are charged to the EEV basis results as incurred; and

•      Expenditure of the Asia regional head office that is not allocated to the covered business or asset management operations, and is charged as incurred. These costs are primarily for corporate related activities and included within corporate expenditure.

(ix) Taxation and other legislation
Current taxation and other legislation have been assumed to continue unaltered except where changes have been announced and substantively enacted in the year.

The sensitivity of the embedded value as at 31 December 2012 to the effect of the forthcoming change in the UK corporate tax rates is shown in note 16(c).

18 New business premiums and contributionsnote (i)

	Single		Regular		Annual premium and contribution equivalents (APE)		Present value of new business premiums (PVNBP)
	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
Group insurance
operations
Asia	1,568	1,456	1,740	1,514	1,897	1,660	10,544	8,910
US	14,504	12,562	12	19	1,462	1,275	14,600	12,720
UK	6,286	4,871	207	259	836	746	7,311	6,111
Group Total	22,358	18,889	1,959	1,792	4,195	3,681	32,455	27,741
Asia insurance
operations
Hong Kong	157	180	380	313	396	331	2,316	2,023
Indonesia	359	250	410	338	446	363	2,097	1,435
Malaysia	98	79	208	215	218	223	1,388	1,225
Philippines	172	95	28	20	45	30	254	153
Singapore	399	371	261	198	301	235	2,314	1,855
Thailand	12	11	36	26	37	27	140	102
Vietnam	1	1	44	42	45	42	159	143
SE Asia operations inc. Hong Kong	1,198	987	1,367	1,152	1,488	1,251	8,668	6,936
Chinanote (ii)	37	46	53	54	56	59	277	294
Korea	94	71	86	94	95	101	438	542
Taiwan	172	217	138	126	156	148	723	672
Indianote (iii)	67	135	96	88	102	101	438	466
Total Asia operations	1,568	1,456	1,740	1,514	1,897	1,660	10,544	8,910
US insurance
operations
Fixed annuities	581	472	-	-	58	47	581	472
Fixed index annuities	1,094	934	-	-	109	93	1,094	934
Life	6	10	12	19	12	20	102	168
Variable annuities	12,445	10,909	-	-	1,245	1,091	12,445	10,909
Wholesale	378	237	-	-	38	24	378	237
Total US insurance
operations	14,504	12,562	12	19	1,462	1,275	14,600	12,720
UK and Europe
insurance operations
Direct and partnership
annuities	297	328	-	-	30	33	297	328
Intermediated annuities	653	241	-	-	65	24	653	241
Internal vesting annuities	1,456	1,223	-	-	146	122	1,456	1,223
Total individual annuities	2,406	1,792	-	-	241	179	2,406	1,792
Corporate pensions	303	184	159	215	189	233	1,045	1,224
Onshore bonds	2,275	1,779	-	-	228	178	2,277	1,781
Other products	894	780	48	44	137	122	1,175	978
Wholesale	408	336	-	-	41	34	408	336
Total UK and Europe
insurance operations	6,286	4,871	207	259	836	746	7,311	6,111
Group Total	22,358	18,889	1,959	1,792	4,195	3,681	32,455	27,741

Notes

(i)    The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

(ii) New business in China is included at Prudential's 50 per cent interest in the China life operation.
(iii) New business in India is included at Prudential's 26 per cent interest in the India life operation.

19 Other developments

Acquisition of Thanachart Life Assurance Company Limited

On 5 November 2012, Prudential plc , through its subsidiary Prudential Life Assurance (Thailand) Public Company Limited ('Prudential Thailand') entered into an agreement to acquire 100 per cent of Thanachart Life Assurance Company Limited ('Thanachart Life'), a wholly-owned life insurance subsidiary of Thanachart Bank Public Company limited ('Thanachart Bank'). The consideration for Thanachart Life is THB 17.5 billion (£352 million at the year end exchange rate) settled in cash on completion, with a further payment of THB 0.5 billion (£10 million) payable 12 months after completion, subject to a post-completion adjustment to reflect the net asset value as at the completion date. The transaction is subject to regulatory approval and is expected to close in the first half of 2013. Upon completion of the transaction, Thanachart Life will become a wholly-owned subsidiary of Prudential Thailand.

As part of the deal, Prudential Thailand and Thanachart Bank have entered into an agreement to establish an exclusive 15-year partnership to develop jointly their bancassurance business in Thailand. This transaction builds on Prudential's strategy of focusing on the highly attractive markets of South-east Asia and is in line with the group's multichannel distribution strategy.

Additional Unaudited Financial Information

A      New Business Schedules

BASIS OF PREPARATION

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, ie falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option. New business premiums reflect those premiums attaching to covered business, including premiums for contracts designed as investment products for IFRS reporting.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

New Business Profit has been determined using the European Embedded Value (EEV) methodology and assumptions set out in our 2012 Full Year EEV Preliminary Announcement.

In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Annual premium equivalent (APE) sales are subject to rounding.

Notes to Schedules A(i) - A(vi)

(1a) Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson for 2012 is 1.58.
(1b) Insurance and investment new business for overseas operations for 2011 has been calculated using constant exchange rates. The applicable rate for Jackson is 1.58.
(2) New business values are all presented pre-tax.

(3)      Annual Equivalents, calculated as regular new business contributions plus 10 per cent of single new business contributions, are subject to roundings. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(4)      Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(5) New business in India is included at Prudential's 26 per cent interest in the India life operation.
(6) Balance Sheet figures have been calculated at the closing exchange rate.

(7)      Sales are converted using the year-to-date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year-to-date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(8) New business in China is included at Prudential's 50 per cent interest in the China life operation.
(9) Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.

(10)    Investment flows for the year exclude Eastspring Money Market Funds (MMF) gross inflows of £51,463 million (2011: £55,902 million) and net outflows of £226 million (2011 net outflows: £512 million).

(11)    From 1 January 2012, Prudential Portfolio Managers South Africa (Pty) Limited is no longer a subsidiary of M&G following the restructuring transaction whereby M&G's ownership has been diluted following the equitisation of the staff incentive scheme and reduced further by the sale of an additional 10 per cent equity stake to an empowerment company as encouraged under Broad Based Black Economic Empowerment legislation. Only 49.99 per cent of funds under management and flows from the South African associate company will be included in M&G's results from 2012 onwards whereas 100 per cent has been included up to the end of 2011.

Schedule A(i) - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - 2012
INSURANCE OPERATIONS

	Single				Regular		Annual Equivalents(3)			PVNBP
	2012	2011		2012	2011		2012	2011		2012	2011
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia	1,568	1,456	8%	1,740	1,514	15%	1,897	1,660	14%	10,544	8,910	18%
US(1a) (7)	14,504	12,562	15%	12	19	(37%)	1,462	1,275	15%	14,600	12,720	15%
UK	6,286	4,871	29%	207	259	(20%)	836	746	12%	7,311	6,111	20%
Group Total	22,358	18,889	18%	1,959	1,792	9%	4,195	3,681	14%	32,455	27,741	17%

Asia Insurance Operations(1a) (7)
Hong Kong	157	180	(13%)	380	313	21%	396	331	20%	2,316	2,023	14%
Indonesia	359	250	44%	410	338	21%	446	363	23%	2,097	1,435	46%
Malaysia	98	79	24%	208	215	(3%)	218	223	(2%)	1,388	1,225	13%
Philippines	172	95	81%	28	20	40%	45	30	50%	254	153	66%
Singapore	399	371	8%	261	198	32%	301	235	28%	2,314	1,855	25%
Thailand	12	11	9%	36	26	38%	37	27	37%	140	102	37%
Vietnam	1	1	-	44	42	5%	45	42	7%	159	143	11%
SE Asia Operations inc. Hong Kong	1,198	987	21%	1,367	1,152	19%	1,488	1,251	19%	8,668	6,936	25%
China(8)	37	46	(20%)	53	54	(2%)	56	59	(5%)	277	294	(6%)
Korea	94	71	32%	86	94	(9%)	95	101	(6%)	438	542	(19%)
Taiwan	172	217	(21%)	138	126	10%	156	148	5%	723	672	8%
India(5)	67	135	(50%)	96	88	9%	102	101	1%	438	466	(6%)
Total Asia Operations	1,568	1,456	8%	1,740	1,514	15%	1,897	1,660	14%	10,544	8,910	18%

US Insurance Operations(1a) (7)
Fixed Annuities	581	472	23%	-	-	N/A	58	47	23%	581	472	23%
Fixed Index Annuities	1,094	934	17%	-	-	N/A	109	93	17%	1,094	934	17%
Life	6	10	(40%)	12	19	(37%)	12	20	(40%)	102	168	(39%)
Variable Annuities	12,445	10,909	14%	-	-	N/A	1,245	1,091	14%	12,445	10,909	14%
Wholesale	378	237	59%	-	-	N/A	38	24	58%	378	237	59%
Total US Insurance Operations	14,504	12,562	15%	12	19	(37%)	1,462	1,275	15%	14,600	12,720	15%

UK & Europe Insurance Operations
Direct and Partnership Annuities	297	328	(9%)	-	-	N/A	30	33	(9%)	297	328	(9%)
Intermediated Annuities	653	241	171%	-	-	N/A	65	24	171%	653	241	171%
Internal Vesting Annuities	1,456	1,223	19%	-	-	N/A	146	122	20%	1,456	1,223	19%
Total Individual Annuities	2,406	1,792	34%	-	-	N/A	241	179	35%	2,406	1,792	34%
Corporate Pensions	303	184	65%	159	215	(26%)	189	233	(19%)	1,045	1,224	(15%)
On-shore Bonds	2,275	1,779	28%	-	-	N/A	228	178	28%	2,277	1,781	28%
Other Products	894	780	15%	48	44	9%	137	122	12%	1,175	978	20%
Wholesale	408	336	21%	-	-	N/A	41	34	21%	408	336	21%
Total UK & Europe Insurance Operations	6,286	4,871	29%	207	259	(20%)	836	746	12%	7,311	6,111	20%
Group Total	22,358	18,889	18%	1,959	1,792	9%	4,195	3,681	14%	32,455	27,741	17%

Schedule A(ii) - Constant Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - 2012
INSURANCE OPERATIONS

	Single				Regular		Annual Equivalents(3)			PVNBP
	2012	2011		2012	2011		2012	2011		2012	2011
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1b) (7)	1,568	1,442	9%	1,740	1,498	16%	1,897	1,642	16%	10,544	8,862	19%
US(1b) (7)	14,504	12,711	14%	12	19	(37%)	1,462	1,290	13%	14,600	12,871	13%
UK	6,286	4,871	29%	207	259	(20%)	836	746	12%	7,311	6,111	20%
Group Total	22,358	19,024	18%	1,959	1,776	10%	4,195	3,678	14%	32,455	27,844	17%

Asia Insurance Operations(1b) (7)
Hong Kong	157	183	(14%)	380	318	19%	396	336	18%	2,316	2,055	13%
Indonesia	359	237	51%	410	320	28%	446	343	30%	2,097	1,358	54%
Malaysia	98	79	24%	208	216	(4%)	218	224	(3%)	1,388	1,227	13%
Philippines	172	98	76%	28	21	33%	45	31	45%	254	158	61%
Singapore	399	377	6%	261	201	30%	301	239	26%	2,314	1,888	23%
Thailand	12	11	9%	36	25	44%	37	26	42%	140	102	37%
Vietnam	1	1	0%	44	42	5%	45	42	7%	159	143	11%
SE Asia Operations inc. Hong Kong	1,198	986	22%	1,367	1,143	20%	1,488	1,241	20%	8,668	6,931	25%
China(8)	37	48	(23%)	53	56	(5%)	56	61	(8%)	277	304	(9%)
Korea	94	70	34%	86	94	(9%)	95	101	(6%)	438	539	(19%)
Taiwan	172	219	(21%)	138	127	9%	156	149	5%	723	676	7%
India(5)	67	119	(44%)	96	78	23%	102	90	13%	438	412	6%
Total Asia Operations	1,568	1,442	9%	1,740	1,498	16%	1,897	1,642	16%	10,544	8,862	19%

US Insurance Operations (1b) (7)
Fixed Annuities	581	477	22%	-	-	N/A	58	48	21%	581	477	22%
Fixed Index Annuities	1,094	945	16%	-	-	N/A	109	94	16%	1,094	945	16%
Life	6	10	(40%)	12	19	(37%)	12	20	(40%)	102	170	(40%)
Variable Annuities	12,445	11,038	13%	-	-	N/A	1,245	1,104	13%	12,445	11,038	13%
Wholesale	378	241	57%	-	-	N/A	38	24	58%	378	241	57%
Total US Insurance Operations	14,504	12,711	14%	12	19	(37%)	1,462	1,290	13%	14,600	12,871	13%

UK & Europe Insurance Operations
Direct and Partnership Annuities	297	328	(9%)	-	-	N/A	30	33	(9%)	297	328	(9%)
Intermediated Annuities	653	241	171%	-	-	N/A	65	24	171%	653	241	171%
Internal Vesting Annuities	1,456	1,223	19%	-	-	N/A	146	122	20%	1,456	1,223	19%
Total Individual Annuities	2,406	1,792	34%	-	-	N/A	241	179	35%	2,406	1,792	34%
Corporate Pensions	303	184	65%	159	215	(26%)	189	233	(19%)	1,045	1,224	(15%)
On-shore Bonds	2,275	1,779	28%	-	-	N/A	228	178	28%	2,277	1,781	28%
Other Products	894	780	15%	48	44	9%	137	122	12%	1,175	978	20%
Wholesale	408	336	21%	-	-	N/A	41	34	21%	408	336	21%
Total UK & Europe Insurance Operations	6,286	4,871	29%	207	259	(20%)	836	746	12%	7,311	6,111	20%
Group Total	22,358	19,024	18%	1,959	1,776	10%	4,195	3,678	14%	32,455	27,844	17%

Schedule A(iii) - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - 2012
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2011				2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia	367	376	404	513	443	456	429	569
US(1a)(7)	322	350	316	287	332	387	414	329
UK	199	210	160	177	189	223	205	219
Group Total	888	936	880	977	964	1,066	1,048	1,117

Asia Insurance Operations(1a)(7)
Hong Kong	77	74	78	102	85	92	96	123
Indonesia	74	84	81	124	97	109	97	143
Malaysia	44	47	59	73	45	53	47	73
Philippines	6	8	8	8	10	11	12	12
Singapore	47	56	60	72	72	69	76	84
Thailand	5	6	9	7	11	8	9	9
Vietnam	8	11	10	13	7	11	11	16
SE Asia Operations inc. Hong Kong	261	286	305	399	327	353	348	460
China(8)	18	17	11	13	17	16	13	10
Korea	28	27	26	20	21	24	22	28
Taiwan	29	30	36	53	43	45	24	44
India(5)	31	16	26	28	35	18	22	27
Total Asia Insurance Operations	367	376	404	513	443	456	429	569

US Insurance Operations(1a)(7)
Fixed Annuities	13	10	10	14	16	15	14	13
Fixed Index Annuities	20	22	26	25	25	25	29	30
Life	5	6	5	4	4	4	3	1
Variable Annuities	284	305	262	240	279	332	359	275
Wholesale	-	7	13	4	8	11	9	10
Total US Insurance Operations	322	350	316	287	332	387	414	329

UK & Europe Insurance Operations
Direct and Partnership Annuities	10	8	8	6	7	7	7	9
Intermediated Annuities	5	7	6	6	10	15	16	24
Internal Vesting annuities	27	29	32	34	31	35	38	42
Total Individual Annuities	42	44	47	46	48	57	61	75
Corporate Pensions	78	69	43	43	49	55	44	41
On-shore Bonds	43	41	43	51	55	51	55	67
Other Products	36	28	27	31	37	33	31	36
Wholesale	-	28	-	6	-	27	14	-
Total UK & Europe Insurance Operations	199	210	160	177	189	223	205	219
Group Total	888	936	880	977	964	1,066	1,048	1,117

Schedule A(iv) - Constant Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - 2012
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2011				2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia	366	374	398	504	443	456	429	569
US(1b) (7)	326	359	322	283	332	387	414	329
UK	199	210	160	177	189	223	205	219
Group Total	891	943	880	964	964	1,066	1,048	1,117

Asia Insurance Operations(1b)(7)
Hong Kong	79	76	79	102	85	92	96	123
Indonesia	71	80	75	117	97	109	97	143
Malaysia	44	47	59	74	45	53	47	73
Philippines	7	8	8	8	10	11	12	12
Singapore	49	58	59	73	72	69	76	84
Thailand	5	6	9	6	11	8	9	9
Vietnam	8	11	11	12	7	11	11	16
SE Asia Operations inc. Hong Kong	263	286	300	392	327	353	348	460
China(8)	19	18	12	12	17	16	13	10
Korea	28	27	26	20	21	24	22	28
Taiwan	29	29	37	54	43	45	24	44
India(1b) (7) (5)	27	14	23	26	35	18	22	27
Total Asia Insurance Operations	366	374	398	504	443	456	429	569

US Insurance Operations(1b) (7)
Fixed Annuities	13	11	10	14	16	15	14	13
Fixed Index Annuities	21	22	27	24	25	25	29	30
Life	5	5	5	5	4	4	3	1
Variable Annuities	287	314	266	237	279	332	359	275
Wholesale	-	7	14	3	8	11	9	10
Total US Insurance Operations	326	359	322	283	332	387	414	329

UK & Europe Insurance Operations
Direct and Partnership Annuities	10	8	8	6	7	7	7	9
Intermediated Annuities	5	7	6	6	10	15	16	24
Internal Vesting annuities	27	29	32	34	31	35	38	42
Total Individual Annuities	42	44	47	46	48	57	61	75
Corporate Pensions	78	69	43	43	49	55	44	41
On-shore Bonds	43	41	43	51	55	51	55	67
Other Products	36	28	27	31	37	33	31	36
Wholesale	-	28	-	6	-	27	14	-
Total UK & Europe Insurance Operations	199	210	160	177	189	223	205	219
Group Total	891	943	880	964	964	1,066	1,048	1,117

Schedule A(v) - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - 2012
INVESTMENT OPERATIONS - BY QUARTER

	2011				2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Group Investment Operations
Opening FUM	107,491	108,234	109,901	102,535	106,984	109,507	110,204	120,709
Net Flows(10)	1,891	1,019	487	1,621	2,116	3,251	6,975	6,165
- Gross Inflows	9,186	8,482	8,599	7,538	9,183	9,305	13,228	13,783
- Redemptions	(7,295)	(7,463)	(8,112)	(5,917)	(7,067)	(6,054)	(6,253)	(7,618)
Other Movements	(1,148)	648	(7,853)	2,828	407	(2,554)	3,530	2,624
Total Group Investment Operations	108,234	109,901	102,535	106,984	109,507	110,204	120,709	129,498

M&G

Retail
Opening FUM	42,506	44,018	45,603	41,427	44,228	47,972	48,352	51,951
Net Flows	1,310	1,486	(172)	1,271	2,398	1,876	1,863	1,705
- Gross Inflows	5,474	4,900	4,322	4,353	6,055	4,995	4,903	5,528
- Redemptions	(4,164)	(3,414)	(4,494)	(3,082)	(3,657)	(3,119)	(3,040)	(3,823)
Other Movements	202	99	(4,004)	1,530	1,346	(1,496)	1,736	1,223
Closing FUM	44,018	45,603	41,427	44,228	47,972	48,352	51,951	54,879

Institutional(4)
Opening FUM	46,820	47,364	47,747	45,921	47,720	45,371	46,291	52,215
Net Flows	367	(241)	(116)	480	(631)	1,298	4,505	3,867
- Gross Inflows	1,445	1,571	2,105	1,811	954	2,697	5,643	5,688
- Redemptions	(1,078)	(1,812)	(2,221)	(1,331)	(1,585)	(1,399)	(1,138)	(1,821)
Other Movements	177	624	(1,710)	1,319	(1,718)	(378)	1,419	907
Closing FUM	47,364	47,747	45,921	47,720	45,371	46,291	52,215	56,989
Total M&G Investment Operations	91,382	93,350	87,348	91,948	93,343	94,643	104,166	111,868

PPM South Africa FUM included in Total M&G	8,772	8,695	7,396	7,872	3,757	3,584	3,848	4,391

Eastspring - excluding MMF(10)

Equity/Bond/Other(9)
Opening FUM	16,358	14,943	14,565	13,404	13,007	13,970	13,423	14,508
Net Flows	64	(272)	713	(252)	333	50	838	521
- Gross Inflows	2,031	1,911	2,088	1,147	2,120	1,552	2,407	2,446
- Redemptions	(1,967)	(2,183)	(1,375)	(1,399)	(1,787)	(1,502)	(1,569)	(1,925)
Other Movements	(1,479)	(106)	(1,874)	(145)	630	(597)	247	428
Closing FUM(6)	14,943	14,565	13,404	13,007	13,970	13,423	14,508	15,457

Third Party Institutional Mandates
Opening FUM	1,807	1,909	1,986	1,783	2,029	2,194	2,138	2,035
Net Flows	150	46	62	122	16	27	(231)	72
- Gross Inflows	236	100	84	227	54	61	275	121
- Redemptions	(86)	(54)	(22)	(105)	(38)	(34)	(506)	(49)
Other Movements	(48)	31	(265)	124	149	(83)	128	66
Closing FUM(6)	1,909	1,986	1,783	2,029	2,194	2,138	2,035	2,173

Total Eastspring Investment Operations	16,852	16,551	15,187	15,036	16,164	15,561	16,543	17,630

US
Curian Capital - FUM(6)	3,873	4,268	4,291	4,705	5,118	5,212	6,421	7,061

Schedule A(vi) - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS -2012
TOTAL INSURANCE NEW BUSINESS PROFIT

	2011				2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m	£m
Annual Equivalent(3)
Total Asia Insurance Operations	367	743	1,147	1,660	443	899	1,328	1,897
Total US Insurance Operations	322	672	988	1,275	332	719	1,133	1,462
Total UK & Europe Insurance Operations	199	409	569	746	189	412	617	836
Group Total	888	1,824	2,704	3,681	964	2,030	3,078	4,195

New business profit(2)
Total Asia Insurance Operations	213	465	719	1,076	260	547	828	1,266
Total US Insurance Operations	220	458	622	815	214	442	683	873
Total UK & Europe Insurance Operations	65	146	194	260	62	152	227	313
Group Total	498	1,069	1,535	2,151	536	1,141	1,738	2,452
New business margin (% of APE)
Total Asia Insurance Operations	58%	63%	63%	65%	59%	61%	62%	67%
Total US Insurance Operations	68%	68%	63%	64%	64%	61%	60%	60%
Total UK & Europe Insurance Operations	33%	36%	34%	35%	33%	37%	37%	37%
Group Total	56%	59%	57%	58%	56%	56%	56%	58%

PVNBP(3)
Total Asia Insurance Operations	1,935	3,939	6,221	8,910	2,303	4,725	7,074	10,544
Total US Insurance Operations	3,206	6,689	9,858	12,720	3,307	7,180	11,308	14,600
Total UK & Europe Insurance Operations	1,551	3,264	4,603	6,111	1,580	3,495	5,264	7,311
Group Total	6,692	13,892	20,682	27,741	7,190	15,400	23,646	32,455

New business profit(2)
Total Asia Insurance Operations	213	465	719	1,076	260	547	828	1,266
Total US Insurance Operations	220	458	622	815	214	442	683	873
Total UK & Europe Insurance Operations	65	146	194	260	62	152	227	313
Group Total	498	1,069	1,535	2,151	536	1,141	1,738	2,452

New business margin (% of PVNBP)
Total Asia Insurance Operations	11.0%	11.8%	11.6%	12.1%	11.3%	11.6%	11.7%	12.0%
Total US Insurance Operations	6.9%	6.8%	6.3%	6.4%	6.5%	6.2%	6.0%	6.0%
Total UK & Europe Insurance Operations	4.2%	4.5%	4.2%	4.3%	3.9%	4.3%	4.3%	4.3%
Group Total	7.4%	7.7%	7.4%	7.8%	7.5%	7.4%	7.4%	7.6%

B. Reconciliation of expected transfer of value of in-force (VIF) and required capital business to free surplus
The tables below show how the VIF generated by the in-force long-term business and the associated required capital is modelled as emerging into free surplus over the next 40 years. Although a small amount (less than 2 per cent) of the Group's embedded value emerges after this date analysis of cash flows emerging in the years shown in the tables is considered most meaningful. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities.

In addition to showing the amounts, both discounted and undiscounted, expected to be generated from all in-force business at 31 December 2012, the tables also present the expected future free surplus to be generated from the investment made in new business during 2012 over the same 40 year period.

Expected transfer of value of in-force (VIF) and required capital business to free surplus

	2012 £m
	Undiscounted expected generation from all in-force business at 31 December*				Undiscounted expected generation from 2012 long-term new business written*
Expected period of emergence	Asia	US	UK	Total	Asia	US	UK	Total
2013	719	785	446	1,950	105	269	27	401
2014	761	572	483	1,816	129	108	23	260
2015	724	600	464	1,788	129	113	23	265
2016	686	557	444	1,687	99	37	20	156
2017	654	587	430	1,671	98	115	23	236
2018	628	551	415	1,594	86	77	22	185
2019	617	514	401	1,532	91	64	18	173
2020	610	524	389	1,523	94	115	18	227
2021	598	445	380	1,423	89	95	18	202
2022	585	390	372	1,347	95	78	18	191
2023	557	353	365	1,275	85	73	17	175
2024	538	298	356	1,192	85	56	17	158
2025	525	229	349	1,103	80	45	17	142
2026	521	204	343	1,068	82	39	17	138
2027	510	179	330	1,019	107	33	17	157
2028	506	154	317	977	80	27	17	124
2029	492	134	309	935	77	22	17	116
2030	478	126	299	903	76	18	17	111
2031	453	106	289	848	71	14	17	102
2032	437	117	281	835	82	14	17	113
2033-2037	1,911	145	1,170	3,226	307	19	77	403
2038-2042	1,554	(21)	916	2,449	234	(25)	78	287
2043-2047	1,251	-	514	1,765	187	-	51	238
2048-2052	926	-	300	1,226	141	-	36	177
Total free surplus expected to emerge in the next 40 years	17,241	7,549	10,362	35,152	2,709	1,406	622	4,737

* The analysis excludes amounts incorporated into VIF at 31 December 2012 where there is no definitive timeframe for when the payments will be made or receipts received. In particular it excludes the value of the shareholders' interest in the estate. It also excludes any free surplus emerging after 2052.

The above amounts can be reconciled to the new business amounts as follows:

New business	2012 £m
	Asia	US	UK	Total
Undiscounted expected free surplus generation for years 2013-2052	2,709	1,406	622	4,737
Less: discount effect	(1,499)	(406)	(348)	(2,253)
Discounted expected free surplus generation for years 2013-2052	1,210	1,000	274	2,484
Discounted expected free surplus generation for years 2052+	41	-	3	44
Less: Free surplus investment in new business	(292)	(281)	(45)	(618)
Other items**	23	(151)	9	(119)
Post-tax EEV new business profit	982	568	241	1,791
Tax	284	305	72	661
Pre-tax EEV new business profit	1,266	873	313	2,452

**    Other items represent the impact of the time value of options and guarantees on new business, foreign exchange effects and other non-modelled items. Foreign exchange effects arise as EEV new business profit amounts are translated at average exchange rates and the expected free surplus generation uses year end closing rates.

The undiscounted expected free surplus generation from all in-force business at 31 December 2012 shown below can be reconciled to the amount that was expected to be generated as at 31 December 2011 as follows:

	2012	2013	2014	2015	2016	2017	Other	Total
Group	£m	£m	£m	£m	£m	£m	£m	£m
2011 expected free surplus generation for years 2012-2051	1,777	1,634	1,556	1,512	1,502	1,414	24,667	34,062
Less: Amounts expected to be realised in the current year	(1,777)	-	-	-	-	-	-	(1,777)
Add: Expected free surplus to be generated in year 2052 *	-	-	-	-	-	-	175	175
Foreign exchange differences	-	(45)	(42)	(41)	(42)	(38)	(594)	(802)
New business	-	401	260	265	156	236	3,419	4,737
Acquisition of REALIC	-	45	35	44	38	41	738	941
Operating movements	-	(2)	28	32	24	17	(2,165)	(2,184)
Non-operating and other movements **	-	(83)	(21)	(24)	9	1
2012 expected free surplus generation for years 2013-2052	-	1,950	1,816	1,788	1,687	1,671	26,240	35,152

	2012	2013	2014	2015	2016	2017	Other	Total
Asia	£m	£m	£m	£m	£m	£m	£m	£m
2011 expected free surplus generation for years 2012-2051	674	647	634	595	590	564	13,998	17,702
Less: Amounts expected to be realised in the current year	(674)	-	-	-	-	-	-	(674)
Add: Expected free surplus to be generated in year 2052 *	-	-	-	-	-	-	135	135
Foreign exchange differences	-	(24)	(22)	(20)	(20)	(18)	(460)	(564)
New business	-	105	129	129	99	98	2,149	2,709
Operating movements	-	(21)	-	9	-	(6)	(2,125)	(2,067)
Non-operating and other movements	-	12	20	11	17	16
2012 expected free surplus generation for years 2013-2052	-	719	761	724	686	654	13,697	17,241

	2012	2013	2014	2015	2016	2017	Other	Total
US	£m	£m	£m	£m	£m	£m	£m	£m
2011 expected free surplus generation for years 2012-2051	680	485	450	480	484	438	2,996	6,013
Less: Amounts expected to be realised in the current year	(680)	-	-	-	-	-	-	(680)
Add: Expected free surplus to be generated in year 2052 *	-	-	-	-	-	-	-	-
Foreign exchange differences	-	(21)	(20)	(21)	(22)	(20)	(134)	(238)
New business	-	269	108	113	37	115	764	1,406
Acquisition of REALIC	-	45	35	44	38	41	738	941
Operating movements	-	(4)	7	14	20	18	84	107
Non-operating and other movements	-	11	(8)	(30)	-	(5)
2012 expected free surplus generation for years 2013-2052	-	785	572	600	557	587	4,448	7,549

	2012	2013	2014	2015	2016	2017	Other	Total
UK	£m	£m	£m	£m	£m	£m	£m	£m
2011 expected free surplus generation for years 2012-2051	423	502	472	437	428	412	7,673	10,347
Less: Amounts expected to be realised in the current year	(423)	-	-	-	-	-	-	(423)
Add: Expected free surplus to be generated in year 2052*	-	-	-	-	-	-	40	40
New business	-	27	23	23	20	23	506	622
Operating movements	-	23	21	9	4	5	(124)	(224)
Non-operating and other movements **	-	(106)	(33)	(5)	(8)	(10)
2012 expected free surplus generation for years 2013-2052	-	446	483	464	444	430	8,095	10,362

* Excluding 2012 new business.
** Includes an adjustment of £102 million to the cashflows for which there is no definitive timeframe for their emergence and therefore which have been removed from the cashflows presented at 31 December 2012.

At 31 December 2012 the total free surplus expected to be generated over the next five years (years 2013-2017 inclusive), using the same assumptions and methodology as underpin our embedded value reporting was £8.9 billion, an increase of £1.3 billion from the £7.6 billion expected over the same period at the end of 2011.

This increase primarily reflects the new business written in 2012, which is expected to generate £1,318 million of free surplus over the next five years. Operating movements contributed positive £99 million. The acquisition of REALIC contributed positive expected cashflows of £203 million over the next five years. Non-operating and other items, including foreign exchange movements, reduced expected free surplus generation for the next five years by £326 million.

At 31 December 2012 the total free surplus expected to be generated on an undiscounted basis in the next forty years is £35 billion, up from the £34 billion expected at end of 2011. This is after allowing for adverse market movements in the period, with a £0.8 billion reduction due to foreign exchange and negative market movements in Asia as a result of lower fund earned rates. A significant proportion of these market movements arise in Hong Kong reflecting both the projected derisking of the asset portfolio for participating business and  lower local government bond yields (fall of 90 basis points) and Singapore where government bond yields have fallen by 30 basis points. The overall growth in the undiscounted value of free surplus, notwithstanding these impacts, reflects both our ability to write new business on attractive economics and to manage the in-force book for value.

Actual underlying free surplus generated in 2012 from life business in-force at the end of 2011 was £2.3 billion inclusive of £0.3 billion of changes in operating assumptions and experience variances. This compares with the expected 2012 realisation at the end of 2011 of £1.8 million. This can be analysed further as follows:

	Asia	US	UK	Total
	£m	£m	£m	£m
Transfer to free surplus in 2012	635	777	511	1,923
Expected return on free assets	56	40	-	96
Changes in operating assumptions and experience variances	80	219	(4)	295
Underlying free surplus generated from in-force life business in 2012	771	1,036	507	2,314

2012 free surplus expected to be generated at 31/12/2011	674	680	423	1,777

The equivalent discounted amounts of the undiscounted totals shown previously are outlined below:

	2012 £m
	Discounted expected generation from all in-force business at 31 December				Discounted expected generation from long- term 2012 new business written
Expected period of emergence	Asia	US	UK	Total	Asia	US	UK	Total
2013	687	766	418	1,871	101	260	26	387
2014	679	526	426	1,631	113	98	21	232
2015	604	520	385	1,509	106	96	19	221
2016	537	455	346	1,338	76	30	16	122
2017	480	456	315	1,251	69	87	17	173
2018	434	404	284	1,122	57	55	15	127
2019	401	352	258	1,011	56	44	12	112
2020	375	344	234	953	55	74	11	140
2021	345	277	213	835	48	58	11	117
2022	318	230	196	744	48	45	10	103
2023	282	210	180	672	40	39	9	88
2024	255	168	164	587	37	27	8	72
2025	232	124	150	506	32	21	8	61
2026	215	106	138	459	30	17	8	55
2027	197	90	124	411	36	14	7	57
2028	198	75	110	383	28	10	7	45
2029	181	64	100	345	26	8	6	40
2030	167	59	91	317	23	6	6	35
2031	153	50	81	284	21	5	6	32
2032	141	53	74	268	22	5	5	32
2033-2037	545	77	246	868	77	5	20	102
2038-2042	359	33	133	525	49	(4)	15	60
2043-2047	240	-	47	287	33	-	7	40
2048-2052	153	-	19	172	27	-	4	31
Total discounted free surplus expected to emerge in the next 40 years	8,178	5,439	4,732	18,349	1,210	1,000	274	2,484

The above amounts can be reconciled to the Group's financial statements as follows:
Total
£m
Discounted expected generation from all in-force business for years 2013-2052	18,349
Discounted expected generation from all in-force business for years after 2052	242
Discounted expected generation from all in-force business at 31 December 2012	18,591
Add: Free surplus of life operations held at 31 December 2012	2,957
Less: Time value of guarantees	(683)
Other non-modelled items* note 15	1,401
Total EEV for life operations	22,266

* These relate to items where there is no definitive timeframe for when the payments will be made or receipts received and are, consequently, excluded from the amounts incorporated into the tables above showing the expected generation of free surplus from in-force business at 31 December 2012. In particular it excludes the value of the shareholders' interest in the estate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 March 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Head of Group Secretariat